PRELIMINARY

OFFERING CIRCULAR
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

AVENTURA EQUITIES, INC.

(Exact name of issuer as specified in its charter)

Commission File Number 0-32333

FLORIDA
(State or other jurisdiction of incorporation or organization)

P.O. Box 55, Mc Henry, Illinois 60051-0055
(Mailing address, including zip code, and telephone number, including area code of issuer's principal executive office)

c/o: FRANCIS P. MANZO III,
5402 BRITTANY, MC HENRY, IL 60050
815-575-4815
(Name, address, including zip code, and telephone number, including area code, of agent for service)

2000	**65-0972865**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Original

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Francis P. Manzo III 5402 Brittany Drive, McHenry, IL 60050	President, Secretary, Chief Financial Officer and Director
Richard J. Lucchesi 6512 Northwest Highway #A, Chicago, IL 60631	Director
Ted Wordlaw 1633 South 14th Avenue, Maywood, IL 60135	Director

None of our directors or executive officers has, during the past three years, (1) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within three years prior to that time; (2) been convicted in a criminal proceeding or subject to a pending criminal proceeding; (3) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or (4) been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There are no family relationships between any two or more of our directors or executive officers. There are no arrangements or understandings between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Aventura Equities, Inc.'s affiliates who own 10% or more of any class of our preferred or capital stock:

Name and Address (2) of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Francis P. Manzo III (1) (2)	50,000,000 Preferred	100%
Francis P. Manzo III (1) (2)	5,000,000 Common	78%

(1) Francis P. Manzo III is the President and CEO of Aventura Equities, Inc.
(2) Mailing Address: P. O. Box 55, Mc Henry, Illinois 60051-0055

(f) Promoters of the issuer

Francis P. Manzo III
5402 Brittany Drive
Mc Henry, Illinois 60050
(815) 575-4815

g) Affiliates of the issuer

Appletree Capital Ltd.
P. O. Box 55
Mc Henry, Illinois 60051-0055
(815) 575-4815

Francis P. Manzo III
5402 Brittany Drive
Mc Henry, Illinois 60050
(815) 575-4815

Byers Food Company
5402 Brittany Drive
Mc Henry, Illinois 60050
(815) 575-4815

Wintree Energy Corporation
P. O. Box 55
Mc Henry, Illinois 60051-0055
(815) 575-4815

(h) Counsel for Issuer and Underwriters.

At this time of this filing there is no counsel or underwriters in connection with this offering.

(i) through (m) None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

At present no shares of the issuer will be offered through underwriters, dealers, or salesmen.

The offering will be made through the efforts of the Company's ("the issuer") President, Francis P. Manzo III, and no offering will be made by advertisements, mail, telephone, or otherwise, except to the extent that the President of the issuer utilize the telephone, facsimile, mail, and similar communication mediums to communicate with potential investors with which they have a pre-existing relationship, or have developed a relationship, concerning the offering. Mr. Manzo is not registered with any Broker-Dealer or Underwriter, and as an officer of the Company, is considered exempt from registration under the Exchange act Rule 3a4-1.

The Company will register the sale if securities as listed in the Offering Circular with the appropriate State Securities and Regulatory authorities in those States that the Company expects to attract investors for the offering.

The issuer intends to make this offering in the following states:

California
Florida
Illinois
Nevada
New York
Ohio
Texas
Wisconsin

Item 5. Unregistered Securities Issued or Sold Within One Year.

The issuer has issued Preferred and Common Shares within one year preceding the date of this Offering Circular.

On August 11, 2008 - 100,000,000 Preferred Shares Class A were issued to Francis Manzo in exchange for his ownership in Byers Food Company valued at $43,934; and 5,000,000 Common Shares to Francis P. Manzo III, in exchange for capital (cash) contributions as of that date totaling $24,418. On June 5, 2009, the Class A preferred shares were cancelled and the Class B preferred shares became simply known as the Preferred Shares. On June 5, 2009 ownership of all preferred shares owned and held by Appletree Capital Ltd were transferred to Francis P. Manzo III with the capital stock restructuring.

The Company (Issuer) has issued 25,000 shares valued at $6,250 to each of its' Directors upon acceptance of their positions as Directors. The Company issued 40,000 shares valued at $10,000 to Frank Manzo Jr. for consulting services, 46,700 shares valued at $11,675 to Chrissy Investments, Inc. for consulting services, and 400,000 shares valued at $100,000 to Mr. Jeff Berkowitz for a three year consulting agreement providing corporate consulting services. The Company arbitrarily set a price of $0.25 per share that did not reflect the market price or liquidity at the time of issuance.

Item 6. Other Present or Proposed Offerings.

The issuer is not presently offering, nor does it presently contemplate offering, any securities other than those covered by this notification. The Company's subsidiary, Wintree Energy Corporation filed a Form 1-An in August 2008, but withdrew the filing before it became effective.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its President. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these shares directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement.

None.

Item 9. Use of a Solicitation of Interest Document

None used.

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AVENTURA EQUITIES, INC.

5402 Brittany
P. O. Box 55
Mc Henry, IL 60051-0055
(815) 575-4815

Best Efforts Offering of Shares of Common Stock having a market value of up to $1,500,000

Offering Price per Share: $.15
See: Details of the Offering

Maximum Offering: 10,000,000 Shares

Investing in the common stock involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 3.

We are offering a maximum of 10,000,000 shares of our Common Stock (the "Shares"). The proposed sale will begin upon receipt of qualification from the SEC. The offering will begin on the effective date and continue until the Company has sold all of the shares offered hereby or on such earlier date as the Company may close or terminate the Offering. The shares offered hereby are offered on a "best efforts" basis. No minimum sale is required, and there is no minimum offering.

There is a public market for the Shares with the symbol AVNE.PK, with Bid and Ask closing price of $0.25 and $0.08 respectively on of July 31, 2009

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SHARES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SHARES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Number of Shares Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company (3)
Per Share	——	$ 0.15	——	$ 0.15
Total Minimum	0	$ 0.15	——	$ 0
Total Maximum	10,000,000	$ 1,500,000	——	$ 1,500,000

(1) We are offering a maximum of 10,000,000 shares at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.
(3) Before deducting offering expenses payable by us for legal, consulting and accounting costs estimated to be approximately $ 10,000.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **36** pages.

The date of this Offering Circular is July 31, 2009.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SHARES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SHARES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SHARES IN WHIH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR FLORIDA RESIDENTS ONLY:

EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF UNITS HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(11) (A) (5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION FOR THE PURCHASE AND RECEIVE A FULL REFUND OF ALL MONIES PAID WITHIN THREE (3) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER, IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEFAX TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS OFFERING CIRCULAR INDICATING HIS/HER INTENTION TO WITHDRAWAL.

SUCH LETTER OR TELEFAX SHOULD BE SET AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.

THE SHARES REFERRED TO HEREIN WILL BE SOLD TO AND ACQUIRED BY THE HOLDER IN A TRANSACTION EXEMPT UNER 517.061 OF THE FLORIDA SECURITIES ACT. THE COMMON STOCK HAS NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA

FOR ILLINOIS RESIDENTS:

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FOR NEW YORK RESIDENTS:

THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FOR OHIO RESIDENTS:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE OHIO SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this offering circular. See "Risk Factors" for information to be considered by prospective investors.

This Offering is being made on a "best efforts basis," and there is no minimum number of Common Shares which must be sold in this Offering. This offering is not contingent on a minimum number of shares to be sold on a first come, first served basis. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Any proceeds received by subscription will be deposited into the Company bank account and used based on the planned use of proceeds. The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

The Company is engaged in the marketing and distribution of food products, and has an economic interest in certain oil and gas wells. The Company's primary business is conducted by its' subsidiary, Byers Food Company ("Byers"). Byers currently markets a line of organic and seafood soups, and is developing additional food, beverage and consumer products to which this offering will provide the necessary capital to develop and market. (See - Item 6. "Description of Business")

High Risk Factors:

- The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the Offering Circular. The following factors, in addition to the other information contained in this Offering Circular, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Offering Circular contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Offering Circular.
- This offering involves a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and other information and our consolidated financial statements and related notes included elsewhere in this offering circular. If any of the events described below actually occur, our operating results would be dramatically adversely affected, which in turn could cause the price of our common stock to decline, perhaps significantly. Further, we may not be able to continue our operations. This means you could lose all or a part of your investment.
- Best Efforts: This Offering is being made on a "best efforts basis". The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.
- There are no preliminary agreements or understandings with respect to loans or advances to the Company from officers, directors or principal shareholders. Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

Risk Factors Relating to Our Company and Our Business

We are a developing company with a very short operating history, having been incorporated in June 1998 and re-started direct marketing of food products in 2007. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by developing companies, including dealing with a shortage of necessary funds in the very competitive marketplace in which the food products business is carried on, as well as the many risks commonly anticipated or experienced by mature companies. Our ability to operate as a going concern and to achieve profitable operations will be dependent on such factors as the success of our business model and marketing strategy, market penetration of existing products, competition, future brand additions, continued development of distribution relationships and the availability of financing. No assurance can be given that we will be able successfully to develop our business under the foregoing conditions.

We rely heavily on our independent food brokers and distributors, and this could affect our ability to efficiently and profitably distribute and market our food products, and maintain our existing markets and expand our business into other geographic markets.

Our ability to establish a market for our brands and products in new geographic distribution areas, as well as maintain and expand our existing markets, is dependent on our ability to establish and maintain successful relationships with reliable independent distributors strategically positioned to serve those areas. Many of our larger distributors sell and distribute competing products, and our products may represent a small portion of their business. To the extent that our distributors are distracted from selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our sales network and attract additional customers, food brokers and distributors will depend on a number of factors, many of which are outside our control. Some of these factors include: (i) the level of demand for our brands and products in a particular distribution area; (ii) our ability to price our products at levels competitive with those offered by competing products and (iii) our ability to deliver products in the quantity and at the time ordered by distributors.

We cannot ensure that we will be able to meet all or any of these factors in any of our current or prospective geographic areas of distribution. Further, our shortage of adequate working capital may make it impossible for us to do so. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our customers in that particular geographic area, thus limiting our ability to maintain and expand our market, which will likely adversely effect our revenues and financial results.

We generally do not have long-term agreements with our food brokers, customers and distributors, and we expend significant time and may need to incur significant expense in attracting and maintaining key distribution.

Our marketing and sales strategy presently, and in the future, will rely on the performance of our independent food brokers and our ability to attract additional customers. Most of our sales relationships are informal (based solely on purchase orders) and are terminable by either party at will. We currently do not have, nor do we anticipate in the future that we will be able to establish, long-term contractual commitments from many of our customers. In addition, despite the terms of the written agreements with certain of our food brokerage associates, we have no assurance as to the level of performance under those agreements, or that those agreements will not be terminated. There is also no assurance that we will be able to maintain our current relationships or establish and maintain successful relationships with other food brokerage associates in new geographic areas. Moreover, there is the additional possibility that we will have to incur significant expenses to attract and maintain key sales efforts in one or more of our geographic distribution areas in order to profitably exploit our geographic markets. We may not have sufficient working capital to allow us to do so.

Because our distributors are not required to place minimum orders with us, we need to carefully manage our inventory levels, and it is difficult to predict the timing and amount of our sales.

Our customers are not required to place minimum monthly, quarterly or annual orders for our products. In order to reduce their inventory costs, our customers and independent distributors maintain low levels of inventory depending on the product. We believe that our customers and independent distributors endeavor to order products from us in such quantities, at such times, as will allow them to satisfy the demand for our products in the distribution area. Accordingly, there is no assurance as to the timing or quantity of purchases by any of our customers and independent distributors or that any of our customers and distributors will continue to purchase products from us in the same frequencies and volumes as they may have done in the past. This places burdens on our working capital which has been limited since we began operations. As a result, we have not consistently been able to maintain sufficient inventory levels and may not be able to do so in the future.

As is customary in the contract packing industry for small companies, we are expected to arrange for our contract packing needs sufficiently in advance of anticipated requirements. To the extent demand for our products exceeds available inventory and the capacities available under our contract packing arrangements, or orders are not submitted on a timely basis, we will be unable to fulfill orders on a timely basis. Our failure to accurately predict and manage our contract packaging requirements may impair relationships with our customers and independent distributors, which, in turn, would likely have a material adverse effect on our ability to maintain relationships with those customers and distributors.

The bankruptcy, cessation of operations, or decline in business of a significant customer or distributor could adversely affect our revenues, and could result in increased costs in obtaining a replacement.

We need to effectively manage our growth and the execution of our business plan. Any failure to do so would negatively impact our results.

To manage operations effectively, we must improve our operational, financial and other management processes and systems. We have a small staff and our success also depends largely on our ability to maintain high levels of employee utilization, to manage our costs in general and administrative expense in particular and otherwise to efficiently execute our business plan. We need to cost-efficiently add new brands and products, develop and expand our distribution channels, and efficiently implement our business strategies. There are no assurances that we will be able to effectively and efficiently manage our growth. Any inability to do so could increase our expenses and negatively impact our results of operations.

The loss of key personnel would directly affect our efficiency and economic results.

We are dependent upon the creative skills and leadership of our controlling shareholder Francis P. Manzo III, who serves as our President, Chief Executive Officer, Chief Financial Officer and single employee. The loss of the services of Mr. Manzo could have a material adverse affect on our business and operations, including our ability to develop and execute a long-term, profitable business plan. Due to inadequate working capital, we have not paid Mr. Manzo and compensation and there can be no assurance that he will continue to render services to us.

Our strategy requires us to develop and maintain relationships with other firms including manufacturers or co-packers for our finished products sourcing requirements.

Our strategy depends on various relationships with other firms for product development, research facilities, canning and bottling, distribution and low-cost marketing. Because of these relationships, we do not expect to invest heavily in fixed assets or factories. Of particular importance to us is our relationship with independent producers who manufacture our products pursuant to our specifications. We do not have our own production capacity and rely on independent contractors to produce our products. We will need to maintain and develop relationships with additional manufactures as we add products to our product mix. It is vital to our success that our producers deliver high quality products to us with favorable pricing terms. There can be no assurance, however, that we will be able to develop and maintain relationships which provide us the services and facilities we require. If we fail to develop and maintain such relationships, we may be forced to change our strategy, which could have a material adverse effect on the results of our operations.

Our business and financial results depend on maintaining a consistent and cost-effective supply of raw materials.

Raw materials for our products include concentrate, glass, labels, cans, plastic bottles, caps and packaging materials. We believe that we have adequate sources of raw materials, which are available from multiple suppliers, and that in general we maintain good supplier relationships. Prices for raw materials are generally determined by the market, and may change at any time. Increases in prices for any of these raw materials could have a material adverse impact on our ability to achieve profitability and our financial position. If we are unable to continue to find adequate suppliers for our raw materials on economic terms acceptable to us, this will adversely affect our results of operations.

Dependent upon verbal agreements with Co-Packers.

The Company has no formal contractual agreements with the co-packers that it uses. All arrangements are of a verbal mature between the management of the Company and the co-packer. As such, an arrangement with any co-packer can be terminated by either party without notice, If this were to occur, the Company would be required to source its' product from another similar supplier or co-packer, or discontinue the product line. There are alternative sources and co-packers for the Company's product from both domestic and foreign manufacturers, and suitable arrangements could be arranged.

We may not be able to acquire and successfully integrate additional products in the future.

We have grown our business primarily through development of our own brands. We are looking to acquire additional brands in the future. There can be no assurance that we will be able to acquire additional products or assimilate all of the products we do acquire into our business or product mix. Acquisitions can be accompanied by risks such as potential exposure to unknown liabilities relating to the acquired product. We have entered into, and may continue to enter into, joint ventures, which may also carry risks of liability to third parties.

Our inability to protect our trademarks and trade secrets may prevent us from successfully marketing our products and competing effectively.

Failure to protect our intellectual property could harm our brand and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our trademarks, copyrights and trade secrets, could result in the expenditure of significant financial and managerial resources. We regard our intellectual property, particularly our trademarks and trade secrets to be of considerable value and importance to our business and our success. We rely on a combination of trademark and trade secrecy laws, and contractual provisions to protect our intellectual property rights. There can be no assurance that the steps taken by us to protect these proprietary rights will be adequate or that third parties will not infringe or misappropriate our trademarks or similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly and we may lack the resources required to defend against such claims. In addition, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse affect on our ability to market or sell our brands, profitably exploit our unique products or recoup our associated research and development costs.

We have limited working capital and will need to raise additional capital in the future; there is an uncertainty as to our continuation as a going concern.

Our capital needs in the future will depend upon factors such as market acceptance of our products and any other new products we launch, the success of our independent food broker network, customers and distributors and our production, marketing and sales costs. None of these factors can be predicted with certainty

We have sustained operating losses since our organization. We will need substantial additional debt or equity financing in the future. We currently have no legally binding commitments with any third parties to obtain additional equity or debt financing. We may not be able to obtain any additional financing on acceptable terms or at all. Our ability to obtain debt financing may be particularly unlikely because we have limited assets to use as collateral security for loans. As a result, we may not have adequate capital to implement future expansions, maintain our current levels of operation or to pursue strategic acquisitions. Our failure to obtain sufficient or any additional financing would likely result in an inability to market our products and maintain sufficient levels of inventory or the delay or abandonment of some or all of our development plans, any one of which would likely harm our business and the value of our common stock. There is uncertainty as to our continuation as a going concern.

Certain Factors Relating to Our Industry

We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success.

Our business is substantially dependent upon awareness and market acceptance of our products and brands by our targeted consumers; In addition, our business depends on acceptance by our customers and independent distributors of our brands that have the potential to provide incremental sales growth. Although we believe that we have been relatively successful towards establishing our brands, it is too early in the product life cycle of these brands to determine whether our products and brands will achieve and maintain satisfactory levels of acceptance by independent distributors and retail consumers.

We could be exposed to product liability claims for personal injury or possibly death.

Although we have product liability insurance in amounts we believe are adequate, we cannot assure that the coverage will be sufficient to cover any or all product liability claims. To the extent our product liability coverage is insufficient; a product liability claim would likely have a material adverse affect upon our financial condition. In addition, any product liability claim successfully brought against us may materially damage the reputation of our products; thus adversely affecting our ability to continue to market and sell that or other products.

The current U.S. economic uncertainty may have an adverse impact on our sales and earnings.

The recession of 2008 and 2009 has affected the Company to the extent that current and potential retail customers have reduced their purchasing to conserve their cash and inventory levels. This has had an effect on the Company as well as others engaged in the food and consumer products business. We are developing and adjusting our product mix to reflect the consumers purchasing behavior for lower priced food products. Whether the Company's efforts are successful in introducing new products to adapt to the economy can not be ascertained at this time. We cannot predict the impact of the current economic uncertainty in the United States on current and future consumer demand for and sales of our current product mix. Due to the price sensitivity of our products, we anticipate that we may be able to pass these increased costs on to our customers.

Certain Factors Related to Our Ownership in Oil and Gas Wells

The Company's subsidiary, Wintree Energy Corporation own economic interest in certain oil and gas wells in Texas and Oklahoma. The production of oil and gas is dependent on the current market price for each commodity. Should prices fall below economic production, the well could be shut-down and no revenue would be generated. The wells are of a mature nature and production has been tapering downward over the life of the wells.

The Company may also be required to make a capital commitment to the operator of the wells to expand the drilling depth of the wells to determine the potential for additional reserves below current well depth. It is not known what capital, if any, will be required to drill, when that may occur, or when the Company will have the funds available at that time.

The Company does not consider its ownership in this business to be material and is intended for investment purposes only. The Company has not received any revenues from these properties as of offering date.

Certain Factors Related to Our Common and Preferred Stock

Because our Common Stock is considered a "penny stock," a shareholder may have difficulty selling shares in the secondary trading market.

Our Common Stock is subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "accredited investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as our Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for us to raise capital in the future through sales of equity in the public or private markets.

The price of our Common Stock may be volatile, and a shareholder's investment in our Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of our Common Stock, and this volatility may continue in the future. Our Common Stock is listed on the Pink OTC Market and there is a greater chance for market volatility for securities that trade on the Pink OTC Market as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the beverage industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Because our Preferred Stock is owned entirely by our controlling shareholder, its votes can determine Company policy.

The Company is authorized to issue up to 100,000,000 shares of Preferred Stock that can be separated by any class designated by the Board. The Company has issued 50,000,000 Preferred Shares that carries 10 votes per share. The Preferred is wholly owned by the President of the Company. These cumulative votes can determine the direction of the Company by the controlling shareholder.

The Company's prior activities as a Business Development Company ("BDC").

From November 23, 2004 until October 17, 2007, the Company was registered as a Business Development Company ("BDC") with the Securities and Exchange Commission under the Investment Company Act of 1940 ("the Act of 1940") . During that period, the Company was not in compliance as required under the Act of 1940. The Company subsequently withdrew its registration as a BDC due to its inability to file timely reports, and not having a complete set of financial records to file required reports necessary to continue as a BDC.

Other factors:

The Company may be subject to further government regulation which would adversely affect our operations. The Company may be subject to certain tax consequences in our business, which may increase our costs of doing business. The Company may issue more shares in connection with a merger or acquisition; this would result in substantial dilution.

No State Registration: The Company has not as yet registered for sale in any State. The Company can undertake no assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Risk of Low-Priced Securities: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

Dilution: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of $0.15 an approximately $ 0.06 per share dilution per Common Share (to a book value of $0.09) assuming that all offered shares are sold.

The following table sets forth potential dilution based on certain amounts raised in the offering:

	If Maximum Sold Amount	**If Less Thank Maximum Amount Sold**			
Total Proceeds	$ 1,500,000	$ 1,000,000	$ 500,000	$ 250,000	$ 100,000
Current Shares Outstanding	6,270,581	6,270,581	6,270,581	6,270,581	6,270,581
Shares issued based on amount raised	10,000,000	6,666,667	3,333,334	1,666,667	666,667
Total Shares Then Outstanding	16,270,581	12,937,248	9,603,915	7,937,248	6,937,248
Book Value per share	$0.09	$0.07	$0.05	$0.03	$0.01
Dilution per share sold in offering	$0.06	$0.08	$0.10	$0.12	$0.14

No Dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

Dependence on Key Personnel: Officers of the Company could fall victim to some kind of accident which would render them incapable of serving the Company. The Company's success is substantially dependent upon a limited number of key management, promotion and development, and customer support personnel. The loss of the services of one or more of such key employees could have a material adverse effect on the Company's business, financial condition or results of operations. In particular, the Company would be materially adversely affected if it were to lose the services of Francis Manzo, President, who has provided significant leadership and direction to the Company. The Company does not have employment contracts with and does not hold key-man life insurance and accident insurance policies on this individual. Even if it did, there is no assurance that this person could be replaced by qualified personnel.

Use of Proceeds: The Company will use the proceeds to further develop and market the Company's line of food products as well as introducing new products to the retail trade. The Company may use some of the proceeds to acquire other business entities, start-up new subsidiaries or acquire existing trademarks. Because there is no minimum to this offering, the possibility exists that at most a limited amount of proceed will be available to promote the Company's business plan. If that occurs, the Company will continue its development of its brands and products which is already underway, but the implementation of this project could be substantially reduced due to a lack of funds.

The Company is unable to provide any further information as to the numerous steps and inherent risks in commencing and conducting its activities, including the material steps necessary to achieve such activities and the material risks to the Company and investors in starting and conducting those activities.

Registration Rights: After this Offering, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. Additionally, such holders are also entitled to certain demand registration rights pursuant to which they may require the Company to file a registration statement under the Securities Act at its expense with respect to their shares of Common Stock, and the Company is required to use its best efforts to affect such registration. Further, holders may require the Company to file additional registration statements on Form S-3 at the Company's expense. All of these registration rights are subject to certain conditions and limitations, among them the right of any underwriters of an offering to limit the number of shares included in such registration and the right of the Company not to affect a requested registration within six months following an offering of the Company's securities, including the Offering made hereby.

Prior to this Offering, there has been a public market for the Common Stock. The Company's common stock is quoted through the Pink OTC Market service. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities. Any Underwriting Agreement will provide that the Company will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, as amended, or will contribute to payments any underwriters may be required to make in respect thereof. Certain persons participating in this offering may over-allot or effect transactions which stabilize maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this offering. A penalty bid means an arrangement that permits any underwriters to reclaim a selling concession from a syndicate member in connection with this offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time. Additional Information: The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim unaudited consolidated financial information.

ITEM 4. PLAN OF DISTRIBUTION

A maximum of 10,000,000 common shares are being offered to the public at $0.15 per share. There is no minimum. A maximum of $1,500,000 will be received from the offering. Of the shares (the "Shares") of Common Stock, no par value per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by any selling shareholders. The Company will receive all proceeds from the sale of shares of Common Stock.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its President. There are no plans to stabilize the market for the securities to be offered. Investors can purchase shares directly from the Company by completing a Subscription Agreement and mailing the form with the proper amount directly to the Company. Shares can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for shares.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

ITEM 5. USE OF PROCEEDS TO ISSUER

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $1,500,000, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold. The principal purposes of the Offering are to increase the Company's equity capital, create new food, beverage and consumer products to generate sales revenue, increase the Company's marketing efforts and hiring additional marketing personnel and independent food brokers.

Proceeds will be used to acquire product packaging, raw materials and contractual payments to contract co-packers to produce the products. The Company may lease a warehouse to inventory the finished goods for direct distribution to customers and will also act as the corporate offices of the Company. The Company will also use the funds raised to hire additional experienced sales and marketing people to continue to further develop a network of food brokers to represent these products in their respective trade areas.

The long-terms plan of the Byers Food Company is to acquire similar food companies seeking either a merger or out-right sales of the business. We intend to acquire businesses with products lines that would complement the existing product line of the Company. Since the Company does not have any existing food manufacturing or production facilities, the Company will seek those companies that could produce such products that the Company's have done by outside co-packers.

The following table sets forth the use of the proceeds from this offering:

	If Maximum Sold Amount	If Less Then Maximum Amount Sold			
Total Proceeds	$ 1,500,000	$ 1,000,000	$ 500,000	$ 250,000	$ 100,000
Less: Use of Net Proceeds					
Legal & Accounting	10,000	10,000	10,000	10,000	10,000
New Product Development and Design	200,000	100,000	75,000	50,000	25,000
Raw Materials and Packaging	200,000	150,000	100,000	50,000	25,000
Marketing and Selling	200,000	150,000	75,000	50,000	20,000
Finished Goods Inventory	100,000	100,000	100,000	50,000	10,000
Working Capital	140,000	90,000	40,000	40,000	10,000
Net Proceeds from Offering to be committed to Byers Food Company	$ 850,000	$ 600,000	$ 400,000	$ 250,000	$ 100,000
Proceeds for acquisitions or start-ups of business entities and trademarks (a)	650,000	400,000	100,000	0	0
Total Use of Net Proceeds	$ 1,500,000	$ 1,000,000	$ 500,000	$ 250,000	$ 100,000

The Company will use some of the proceeds to acquire trademarks, used equipment, and other assets to be used in the normal course of its business. The cost or expenditures for the trademarks, used equipment or other assets cannot be determined as of the date of this offering. In addition, the Company may use some of the proceeds to start or acquire other business entities that may present themselves and these costs can not be determined as of the date of this offering. Some of the proceeds may be used to acquire or start businesses unrelated to the food, beverage and consumer product business.

There is no minimum amount of proceeds that must be raised before the Company may use the proceeds from this offering. The Company's order of priority for which any proceeds from this offering is raised is in the same order as listed in the use of proceeds column. If a figure is raised less than the maximum amount, management would evaluate, based on the amount of proceeds raised, which expenditures would create the best value and opportunity to generate sales revenue and profits. The marketing, packaging designs and actual packaging inventory expenditures would be the primary initial use of proceeds. The other uses would be ranked based upon general corporate need and revenue generation potential.

Note: After reviewing the portion of the offering allocated to the different categories, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

(a) Proceeds for acquisition or start-up of business entities and trademarks.

The Company in the normal course of business is aware of possible acquisition candidates of business entities or trademarks. The Company would use part of the proceeds from this offering to acquire such assets providing the transaction benefited the Company in its efforts to expand the number of food, beverage and consumer products offered. The Company may also use its publicly-traded stock for such transactions. It is the Company intention to use limited leverage to acquire businesses. In the current economic environment, bank financings are available, but not as readily available as in the past. Having greater capital resources raised in the Offering may allow the Company access to possible bank financing programs. The Company may also borrow funds to assist in the financing of acquired businesses where the expected cash flow could support the debt coverage and related payments.

Any acquisitions of smaller food companies and their product lines may compliment the brands that the Company will offer through its brokerage marketing network.

The Company may form or acquire additional trademarks and brands, and may acquire smaller business entities with trademarks and business platforms that will be able to maximize full the Company's trademarks' potential. We believe we will be able to meet these costs through use of funds in our treasury, through deferral of fees by certain service providers and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

The Company may consider acquisitions of business entities in unrelated fields. Such a company may be in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination with such a company may involve the acquisition of or merger with the company which may require additional capital.

Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

In addition, the increase in equity capital will provide a greater interest in the public market for the Common Stock and to facilitate future acquisitions of complimentary business by offering the Company's stock for such acquisitions and mergers.

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Byers FOOD COMPANY


Byers
LOBSTER BISQUE


Byers
LENTIL SOUP
TOMATO SOUP
MINESTRONE SOUP
SPLIT PEA SOUP
VEGETABLE SOUP

Cellini™

All-Natural Chef Crusty's™

"The Value of Good Health."

Products the Company is currently marketing or developing.

The Company

ITEM 6. DESCRIPTION OF BUSINESS

(a) History of Issuer

The Company was incorporated under the laws of the State of Florida on September 24, 1997 under the name "October Project 1 Corp." On September 6, 2000 the Company changed its name to InDigiNet, Inc. During 2001 and 2002 the Company marketed and distributed telecommunication and internet services and products. Our efforts to develop that business failed, and all operations ceased.

On February 24, 2003 the prior management acquired control of the Company. On November 24, 2004, we filed an Election on Form N-54A to be treated as a "Business Development Company" under the Investment Company Act if 1940, as amended. As a Business Development Company ("BDC"), the Company could invest in other companies, called portfolio companies", and was required to have at least 70% of our assets in "eligible portfolio companies". The Company was unsuccessful in its efforts as a BDC. On March 7, 2005 the Company changed its name to Winsted Holdings, Inc.

Current management took effective control on June 30, 2007. At that time the then President resigned from all offices, and all other inactive directors were dismissed by then controlling shareholder, Appletree Capital Ltd.

The Company under previous management did not file timely financial statement when required as a BDC. The Company's previous auditor withdrew their opinion due to numerous deficiencies and not being in compliance as a BDC. Under current management, it was decides to withdraw as a BDC as to bring the Company into full compliance would require extensive efforts and filings which could not be completed due to the lack of a complete set of financial records and the assistance of the prior auditor who resigned. The Company withdrew as a BDC on October 17, 2007 when it filed a Form N-54C with the Securities and Exchange Commission.

The Company under current management has reconstructed the financial records to the best of its ability so that they can become audited in the future.

On June 23, 2008 Wintree Energy Corporation was incorporated under the laws of the State of Florida to engage in the energy fields. During the forth quarter of 2008, Wintree Energy Corporation acquired title to various interests in producing and non-producing oil and gas wells in Oklahoma and Texas. The Company considers its investment in these energy properties to be for investment purposes only.

On August 11, 2008 Francis Manzo, the President and Chairman merged Byers Food Company into Winsted Holdings, Inc. Byers Food Company (an Illinois Corporation) was controlled by the President of the Company, and his efforts to acquire controlling interest in the Company were to facilitate a merger between the two entities. The acquisition of Byers Food Company resulted in the exchange of 100,000,000 shares of Class A Preferred Stock of Winsted Holdings, Inc. for 100% of all the outstanding shares in Byers Food Company. All of our historical financial statements prior to the share exchange are those of Byers Food Company.

Effective October 1, 2008, Winsted Holdings, Inc. changed its' corporate name to Aventura Equities, Inc. and caused a 1 for 7,500 share reverse stock split to reduce the number of common shares outstanding. For financial accounting purposes this share exchange has been recognized as a reverse merger.

One June 5, 2009 the Company amended its Certificate of Incorporation with the State of Florida to cause a restructuring and simplification of the Company's capital stock structure prior to offering new shares with which this Offering Circular relates. The Preferred Class A shares has been cancelled and the balance sheet entries have been combined with the Preferred Class B shares to be simply known as Preferred Shares, without a class designation. This capital simplification was done to make this offering of new shares more attractive to current and potential new shareholders.

Overview

We specialize in the marketing and distribution of food products, and have economic interest in certain oil and gas wells which are considered for investment purposes only.

We develop and have manufactured and produced (primarily through co-packers) food products that we market and/or distribute for sale in the continental United States. While in certain cases we own the trademarks or have developed the formula for a product that we distribute, in other cases we are negotiating to only have the right to distribute the products and have been granted licenses of the trademark to allow us to do so. We refer to all of the products we distribute as "our products" throughout this Offering Circular.

Over the past 12 months we have developed additional brands and food products in support of our existing brand portfolio. We are currently developing our distribution network of food brokers who act as our area marketing representatives in addition to our own sales efforts. In turn, we are introducing our food products to various retailers, distributors, and wholesalers in the Continental United States and Canada.

Because we have one employee, we outsource as much functions and production as necessary. We outsource our product manufacture, packaging design, and in certain markets, the representation of the Company's sales efforts. The Company employ's independent food brokers to represent the Company and food products to retailers, wholesalers and other customers. The Company's President is the sole employee and is responsible for developing the types of products the Company will market, managing the packaging design and sourcing. and product sourcing functions. In addition the President managing the sales efforts of the independent food brokers and others. The President is also responsible for other functions and duties as needed that can not be outsourced due to working capital needs and lack thereof.

Our production capacity is primarily through third party independent contract packers known as "co-packers". The expansion of our business has been negatively affected by insufficient working capital. As a result, we regularly make judgments as to inventory levels in general and whether to maintain inventory for any particular product based on available working capital, rather than maintaining the optimum levels required growing our business.

We distribute our products through established distributors. We are in discussion to expand the number of distributors we do business with in certain markets where we believe it is appropriate. Our distributors buy our products from us for resale. Our products are produced by independent co-packers pursuant to our specifications. Our management's relationships with manufacturers, suppliers, and retail customers provide the foundation through which we expect to grow our business in the future. We have no formal contracts or agreements with our distributors, and either party can cancel at anytime.

We have assembled, and will attempt to continue to assemble, our food products, on a "low cost" basis. We believe acquisition of other small brands and single trademark companies can be accomplished at extremely efficient "price multiples" in relation to their existing volume. We are willing to develop these brands with their original owners on a cooperative economic basis and share with them marketing, production, distribution contacts and the sophistication of our management team. We believe that the "skill-set" of our management is a primary asset in the development of our acquired brands and trademarks.

We are dedicating a significant portion of our available resources to developing new products. Due to inadequate working capital we will reserve of capital to develop the food products that management believes have the best potential to show consistent sales and potential.

We believe that our organizational approach will also minimize the need to invest heavily in fixed assets or factories and will allow us to operate with modest overhead because of the on-going relationship between our management team and co-packers, suppliers and food brokers. We also rely on food brokers and area distributors who handle direct store delivery sales, which also allow us to control our overhead. We have formed an independent network of food brokers to represent our food products in their respective marketing area. These food brokers and distributors are independent contractors and our agreements with them are of a verbal nature. In effect, each relationship is on a transaction-by-transaction basis. Our standard trade terms to our customers are net 30 days.

Food Products

Our food products include, **Byers** ™ a product lines including five different flavors or varieties of organic and six different flavors or varieties of seafood soups. **Chef Crusty's** ™is the Company's flavored bread dipping oil product in three flavors. The Company is developing the **Cellini** ™ brand for Italian-style food products, and expanding the **Byers** ™ name into an expanded line of value priced food and seafood entrees.

Plan of Operation

The Company will use the proceeds from this offering to expand the number of products that it currently markets. Proceeds will be used to develop additional food products that will be marketed at the consumer level for under $2.00 per product (each). The Company plans to offer other food items at prices less than the established national brands. Items the company is considering and investigating further developing include inexpensive cake, cookie, muffin and pancake mixes; noodle and skillet dinners; hot cereals and oatmeal's, toaster pastries; and additional soup varieties, all under the *Byers* trademark.

In addition, our business strategy is to increase sales by expanding distribution of our internally developed brands, as well as those for which we will hold distribution rights, in new and existing markets, stimulating consumer trial of new products and attempting to increase consumer awareness of, and brand loyalty to, our unique brands and products. We will also attempt to make efficient acquisitions of stand alone brands or distribution rights to existing brands as a way to grow our revenue. Key elements of our business strategy include: creating strong distributor relationships and key accounts; stimulating strong consumer demand for our existing brands and products with primary emphasis in the United States, Mexico, Central America and Canada; developing unique products and brands; and targeting strategic brand acquisitions and product development opportunities.

We expect to continue to grow our business with the support of an established food brokerage network. We have organized a network of sales and contract sales employees who are industry veterans and have assigned national coverage of our distribution network to this team. Compensation to these individuals is on a variable success basis which includes a standard selling commission of 3-5% on the gross transaction amount sold to the retail customer that was generated by the selling agent. The Company may increase the standard commission paid depending upon a mutually agreed upon sales target on a case-by-case basis. We believe that we benefit from the sales and marketing relationships that this team brings to the organization.

Based on the Company's plan, the proceeds from this offering should satisfy its cash requirements for the next twelve months. Should the Company raise less than the maximum, management believes that no additional funds would be necessary in the next six months should the Company raise $250,000 or more in new capital. Should the amount be raised less than $250,000 depending upon the number and types of new products the Company introduces, additional funds may be necessary within the next six months.

Should in the normal course of operations the Company became aware of an acquisition that required funds in excess of the then available capital, additional funds may be required including, but not limited to, issuing additional capital stock in a public offering. At of this date of the Offering Circular, we are unaware of possible acquisition candidates that would warrant such stock issuances.

Marketing, Sales and Distribution

The Company's marketing efforts are to promote lower value-price better quality food products to the retail trade and ultimate purchasing consumer. The Company is engaged in marketing its' products to grocers, wholesalers and distributors who in turn sell to the general public. The Company uses a network of independent sales representatives to market the products to such retailers, wholesalers and distributors in their respective trade area. In the past two years, the Company management has spend its efforts in developing the food broker network and has dome limited sales to the retail trade. Our sales efforts are supported by independent contractors with many years' expertise and experience in food products industry who have specific marketing area responsibility.

Our marketing and pricing policies and programs take into consideration competitors' prices and our perception of what a consumer is willing to pay for the particular brand and product in the retail environment. Our goal is to competitively price our unique products with the other comparable premium brands.

The Company has sold its' products to Walmart Stores, Inc., Food Lion Inc., and KFM Marketing & Sales, a regional distributor in the Midwest who in-turns sells directly to individual stores on a direct store delivery system. We have no contracts with these customers other than on a transaction-by-transaction basis. The Company is not currently dependent upon any one customer for sales. Since our business is relatively new and not consistent, the Company records sales as they are generated by its selling efforts. Under current economic conditions, the Company has experienced a decrease in interest in its food products but continues its selling efforts to generate sales. Past sales are no indication of future sales as the Company has not developed a consistent continuous business with any customer.

The Company target retailers, wholesalers and distributors who serve the dollar-store and discount food retail categories. The discount and dollar-store retail categories are experiencing growth in the current economic environment. The Company recognizes this growth market and will target with new food, beverage and consumer product offerings.

Advertising and Promotion

To support its expansion efforts, *Byers'* will market it products with retailer incentives, weekly advertisements and in-store coupons to drive sales at the retail level.

Customary in the retail trade is advance payments to retailers for shelf placement known as "Slotting". Slotting expenditures vary depending on the size of the retailer/wholesaler and whether the Company (and its' food broker representative) can negotiate a reasonable fee for the placement of the Company's products.

Other promotions that will be undertaken to support the business expansion will consist of free samples of the items, buy-one/get-one free, dollar specials. Other marketing expenditures will be for items such as newspaper coupons and tie-in with other manufacturers products (such as crackers).

Production/Contract Packing Arrangements

We currently use independent contract packers known as "co-packers" to prepare, can, bottle and package our products. In the past we have used as our contract co-packers Sea Watch International, Inc. in Maryland, Hanover Foods Company in New Jersey, and Diana's Specialty Foods, Inc. in Illinois. We continually review our contract packing needs in light of regulatory compliance and logistical requirements and may add or change co-packers based on those needs. The Company is aware of other co-packing firms worldwide that could provide product for the Company, and we may source some of our products from countries outside the United States.

The Company has no formal actual contracts with the co-packers. All arrangements are of a verbal nature between the Company's management and the co-packer as is customary in the business. Terms require the Company to issue a purchase order with the co-packer and to male payment for the product upon receipt when title passes to the Company.

As it is customary in the contract packing industry, we are expected to arrange for our contract packing needs sufficiently in advance of anticipated requirements. Accordingly, it is our business practice to require our independent distributors to place their purchase orders for our products at least 10 days in advance of shipping. Other than minimum case volume requirements per production run, we do not have any minimum production requirements.

We are unaware of any environmental issues with our product suppliers that would affect the Company or its operations. The Company is unaware of any environmental issues that it would be required to disclose in this Offering Circular.

Raw Materials

Substantially all of the raw materials used in the preparation, canning, bottling and packaging of our products are purchased by us or by our contract packers in accordance with our specifications. The raw materials used in the preparation and packaging of our products are purchased from suppliers selected by us or in concert with our co-packers or by the respective supplier companies.

We believe that we have adequate sources of raw materials, which are available from multiple suppliers across the full range of our products.

Quality Control

We attempt to use quality ingredients for our products. We seek to ensure that all of our products satisfy our quality standards by our contract packers. Testing at each of our co-packers includes microbiological checks and other tests to ensure the production facilities for our products meet the standards and specifications of our quality assurance program. We believe the production facilities inspection programs are at least equal to industry standards. We are committed to an on-going program of product improvement with a view toward ensuring high quality of our products.

We believe we source and select only those suppliers that use only quality components. We also inspect packaging suppliers' production facilities and monitor their product quality.

Trademarks

We own a number of trademarks, including, in the United States, "***Byers***" ™ is our primary trademark. ***Cellini*** ™ is being used on a product line we are developing for a line of Italian-style food products. "***Chef Crusty's*** ™ is a product we have developed jointly with one of our sales representatives in the bread dipping oil segment.

We consider our trademarks and trade secrets to be of considerable value and importance to our business. No successful challenges to our registered trademarks have arisen and we have no reason to believe that any such challenges will arise in the future.

Receivable Financing

The Company has a factoring agreement with JD Factors, LLC of Wheaton, Illinois to provide up to $300,000 in account receivable financing. Terms are considered standard in the factor industry and fees range from 3% to 10% of the customer's invoice, and are based on the amount and number of days outstanding. The outstanding balance due as of the offering date is $6,793.

Impact of Inflation

The Company believes that inflation, under certain circumstances, could be beneficial to the Company's business. When inflationary pressures drive costs up, customers sometimes purchase greater quantities of product to take advantage of lower prices. However, in certain times raising prices may cause a decline in sales that could result in a reduced operating profit. Because the Company relies on outside co-packers to produce its products, it relies on commodities costs to be managed by the co-packers which pass along such increases to the Company. In addition, rise in energy prices causes additional freight and shipping cost. Inflationary trends in these commodities may cause price increases as well as supply problems. The Company believes it has adequate systems and alternatives in place to insure supply, but inflationary trends may make the Company's cost structure less attractive to its retail customers. The Company positions its products to be the lowest cost competitive items to its retail customers, and if inflation is constant to all competitors, the Company's products will remain the lowest cost alternative to its core customers.

Wintree Energy Corporation

The Company established Wintree Energy Corporation as a wholly-owned subsidiary on June 23, 3008. Wintree Energy Corporation acquired interests in producing and non-producing wells in Oklahoma and Texas. The Company jointly owns an interest in each oil and gas property with Briric Investments, Inc. ("Briric") a company controlled by one of our directors. These interests were acquired in the forth quarter of 2008 by direct purchase from the sellers. The title to all properties is jointly held by both the Company and Briric on a 50%-50% basis and this investment is considered a joint venture between both entities.

Wintree Energy Corporation owns an economic interest in the following properties:

- A shared 50% interest in various non-operated working interests in the wellbores of the Champion 320-1, 320-2 and 320-3 located in the Augustin Viesca Survey, A-77, Polk County, Texas. Operated by Old Pine Energy Corp. of Austin, Texas. These wells are currently shut in.
- A shared 50% interest in a 0.03125% Overriding Royalty Interest in the Wohl 9-2 located in Section 9-T14N-R19W, Custer County, Oklahoma. Operated by Chesapeake Operating, Inc. of Oklahoma City, Oklahoma. Over the past six (6) months (2008) reported period, this well has produced an average of approximately 7 MCFPD.
- A shared 50% interest in a non-operated working interest of 17.71739% (NRI: 14.17391%) in the wellbore of the Cantey B #1 well located in the SW/4 of Section 30, Block 2, T&P RR Co. Survey, A-1881, Palo Pinto County, Texas. Operated by Dynamic Production, Inc. of Fort Worth, Texas. Over the past six (6) months (2008) reported period, the Cantey B #1 well has produced an average of approximately 1 MCFPD.

Our agreement with each operator is to pay our pro-rata share of expenses. We have had limited expenses to date and these amounts are not considered to be material.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company neither rents nor owns any properties. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities. The Company utilizes the office space and equipment of its controlling stockholder, Francis P. Manzo III, at no cost. Management estimates such amounts to be immaterial.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Identification of Directors and Executive Officers.*

A. Identification of Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Age	Position
Francis Manzo	54	Presidents, Secretary and Director
Richard J. Lucchesi	53	Director
Ted Wordlaw	68	Director

Francis Manzo, our President, Secretary and sole-director is currently president of Aventura Equities, Inc., a position he has held since 2007, the Managing Principal of Appletree Capital Ltd., a position he has held since 2005, President of Byers Food Company, and a position he has held since 1998. Appletree Capital Ltd. is a private investment and business consulting firm based in Mc Henry, Illinois. From 1985 to 1998, From 1998 to 2005 Mr. Manzo was President of High-Low Foods, Inc. operating a retail grocery business in Northern Illinois. Mr. Manzo was President of QVP Brands, Inc. a consumer products marketer. Mr. Manzo assisted in the formation of various business entities. Mr. Manzo received a B.S. degree in Business Administration from Lewis University.

Richard J. Lucchesi, a Member of the Board has served for the past five years as Principal and President of Briric Investment, Inc., a real estate development and Management Company since it was founded in 2005. Mr. Lucchesi has a background in real estate and was an officer for 20 years with Ticor Title Insurance in Chicago from 1985 to 2005. Briric Investments, Inc. is the joint venture partner in the oil and gas properties co-owned by the Company's subsidiary, Wintree Energy Corporation.

Ted Wordlaw has served as a Member of our Board. Mr. Wordlaw for the past five years is President of Wordlaw Realty, a real estate developer in minority areas of Chicago and suburbs. Prior to Wordlaw Realty he has held a number of positions relating to real estate with Amoco Oil Company (now a part of British Petroleum) from 1966 to 1982.

The term of office of each director expires at the Company's annual meeting of stockholders or until their successors are duly elected and qualified. Directors are not compensated for serving as such. Officers serve at the discretion of the Board of Directors.

B. *Significant Employees.* Francis Manzo has in this capacity as President. The Company would be materially adversely affected if it were to loose the services of Mr. Manzo as President, who has provided significant leadership and direction to the Company and its' subsidiaries.

C. *Family Relationships*. None.

D. *Involvement in Certain Legal Proceedings*. There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. *The Board of Directors acts as the Audit Committee and the Board has no separate committees*. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert. The Company intends to continue to search for a qualified individual for hire.

F. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

The Securities and Exchange Commission has filed a civil suit against the former President of the Company, Mr. Mark Ellis in connection with securities sales under an S-8 exemption. The Company is not a party nor does it have sufficient knowledge of the status of this suit.

ITEM 9. EXECUTIVE COMPENSATION.

Our officer and director have not received any cash remuneration since inception. Officers will not receive any remuneration upon completion of the offering until sufficient revenues are achieved or with the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. Our directors intend to devote only a few hours a week to our affairs. The President of the Company spends 25-35 hours per week engaged in the operation of both the Company and our subsidiary, Byers Food Company.

It is possible that, after the Company successfully consummates a business transaction with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

Name and Address	Amount and nature of Beneficial Ownership	Number of shares and (Percentage) of Class
Francis P. Manzo III 5402 Brittany Mc Henry, IL 60050	Direct	50,000,000 Preferred Shares (100%) 5,000,000 Common Shares (78%)
Richard J. Lucchesi 6512 Northwest Highway, Unit A Chicago, IL 60631	Direct	25,000 Common Shares (2)
Ted Wordlaw 1633 South 14th Avenue, Maywood, IL 60135	Direct	25,000 Common Shares (2)

(2) Nominal Ownership

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder is Francis Manzo who serves as our President and Director. Mr. Manzo currently owns all of the issued and outstanding controlling preferred stock of Aventura Equities, Inc, Consequently, this shareholder controls the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

This stockholder will thus have complete control over our management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the common stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

On October 15, 2008, the Company borrowed $1,000 from Briric Investments, Inc of which a Director of the Company, Richard J. Lucchesi is the sole shareholder. The Note bears a 5% interest rate from the Company, is documented and is payable on demand.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B. The Company utilizes the office space and equipment of its sole stockholder at no cost. Management estimates such amounts to be immaterial.

ITEM 12. SECURITIES BEING OFFERED.

Common Stock

A maximum of 10,000,000 common shares are being offered to the public at $0.15 per share. There is no minimum. A maximum of $1,500,000 will be received from the offering. Of the shares (the "Shares") of Common Stock, no par value per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by any selling shareholders. The Company will receive all proceeds from the sale of shares of Common Stock.

(a) *Description of Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 150,000,000 shares of Common stock, no par value per share (the "Common Stock"). As of July 31, 2009 - 6,270,581 shares of Common Stock were issued and outstanding. The Company on June 5, 2009 reduced the authorization of common shares to 150,000,000 from 60,000,000,000 shares.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Preferred stock, no par value per share (the "Common Stock"). As of July 31, 2009 - 50,000,000 Preferred Stock were issued and outstanding. All preferred shares outstanding are owned by the Company's President. The Company on June 5, 2009 filed with the State of Florida an amendment to its articles of incorporation to reduce the authorization of Preferred to 100,000,000 from 500,000,000 shares.

All outstanding shares of Preferred Stock have equal rights and attributes. The holders of the Preferred Stock are entitles to ten (10) votes per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Preferred Stock are entitled to share ratably in all assets remaining after payment of all liabilities. No Preferred Stock is being offered in the Offering Circular.

(c) *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchasers of Equity Securities

Our common stock trades on the "Pink Sheets" over-the-counter market with quotations available under the symbol "AVNE". The prices for the past six months have ranged between $0.08 to $0.75.

Security Holders

At July 31, 2009, there were 6,270,581 shares of our common stock outstanding, which were held of record by approximately 422 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The payment of dividends, if any, is to be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in our business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the near future.

Other Information Relating to the Common Stock Being Offered.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock is Grandmark Capital Services, LLC and its telephone number is (772) 283-9745 Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately 16,270,581 shares of Common Stock outstanding if the maximum is sold. All of the shares sold in this Offering are freely tradable under an exemption from registration. The preferred stock held by the controlling shareholder is deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. As a result the provisions of Rules 144, 144(k) and 701, no shares will be available for immediate sale in the public market on the date of this Offering circular. Beginning 180 days after the date of this Offering circular (i) no shares will be available for immediate sale in the public market in accordance with Rule 144(k) and (ii) some shares will be available for sale in the public market in accordance with Rule 144 or Rule 701, subject to the volume and other resale limitations of Rule 144.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Circular, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 60,000 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of the State of Florida. Florida General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by the Florida General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

The Florida General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

Reports to security holders:

(1) The Company filed a Form 15 with the SEC to become a non-reporting entity. The Company will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended.

(2) The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that files electronically with the SEC, this can be found at http://www.sec.gov.

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FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this offering circular, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this offering circular. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this offering circular or to reflect the occurrence of unanticipated events.

Results of Operations

Year ended December 31, 2008

Net sales. Net sales were $8,192 in fiscal 2008 a decrease of $67,000 or 89% compared to net sales of $75,192 in fiscal 2007. Revenues decreased due to consulting fees received in 2007 in connection with the Company's activities as a Business Development Company. Sales attributed to the food marketing business totaled $8,192 in 2008 and $16,691 in 2007, a decrease of $8,500. The decrease was due to the economic conditions after September 2008 that cause it customer base to slow down the purchase of new products and draw down their inventory of goods for sale. The economic conditions caused many retailers, wholesalers and distributors to take" a wait and see" approach to new product introductions, and to conserve their cash on hand.

Revenues in 2007 included $58,500 attributed to the Company's activities as a BDC. Since we are no longer engaged as a BDC, such revenues cannot be relied upon as an indication of future performance.

Gross Profit. Gross profit was $3,927 in fiscal 2008 (47.9% of net sales), a decrease of $59,130 compared to gross profit of $63,057 in fiscal 2007(84.0% of net sales). The dollar decrease in gross-profit was primarily attributable to the Company's activities as a Business Development Company which it no longer is engaged in. The decrease gross-profit in fiscal 2008 from 2007 was primarily attributable to the impact of promotional discounts associated with the introduction of new products to the marketplace in late fiscal 2007 which had a great affect on gross-profit.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $19,506 in calendar 2008, a decrease of $82,131 compared to expenses of $101,637 in 2007. During the 2007 year a number of settlements and adjusting entries were made in connection with the restating, financial statement restructuring and negotiating with creditors on liabilities owed in prior years.

Income Taxes: We have incurred substantial net losses from our inception and as a result, have not incurred any income tax liabilities. No income tax benefits were recognized in fiscal 2008 and 2007 as we have provided valuation reserves against the full amount of the future carry forward loss tax benefit. We will evaluate the reserve every reporting period and recognize the tax benefits when realization is reasonably assured. The Company's income taxes were not filed for 2007 and 2008.

Financial Liquidity and Capital Resources

We have experienced net losses and negative cash flows from operations and investing activities for the fiscal years 2008 and 2007. Net losses for fiscal 2008 and 2007 aggregated $53,700. The Company has funded our operations to date by loans and advances from our controlling shareholder, some of which converted into our common stock. In order for us to continue and grow our business, we will need additional financing which may take the form of equity or debt. There can be no assurance we will be able to secure the financing we require, and if we are unable to secure the financing we need, we may be unable to continue our operations..

On January 17, 2007, the Company obtained a line of credit with a factor for aggregate borrowings of up to $300,000. The outstanding balance at June 30, 2009 was $6,793 with the receivable factor. The Company's chief executive officer has guaranteed the payment of our obligations under this factoring line.

On October 15, 2008, the Company borrowed $1,000 from Briric Investments, Inc of which a Director of the Company, Richard J. Lucchesi is the sole shareholder. The Note bears a 5% interest rate from the Company, is documented and is payable on demand.

We require additional working capital to continue operating as a going concern and to expand our business. We anticipate that increased sales revenues will help to some extent, but we will need to obtain funds from equity or debt offerings, and/or from a new or expanded credit facility. In the event we are not able to increase our working capital, we will not be able to achieve all or part of our plan, and our ability to attain profitable operations, generate positive cash flows from operating and investing activities and materially expand the business in fiscal 2009 will be materially adversely affected.

The Company has not received any revenues from its interest in the oil and gas properties owned by its subsidiary, Wintree Energy Corporation. The Company does not believe this business to be material at this time due to the nature of its investment. These properties were acquired for investment purposes and as a conduit to enter the oil and gas business should the Company pursue that avenue in the future.

The Company charged off $55,595 due from the former Chief Executive Officer. At this time, the Company does not expect to collect this amount due. The Securities and Exchange Commission has filed a civil suit against this individual and which outcome is not known by the Company as of the date of the Offering.

During 2007 the Company had reduced its outstanding payables by $766,730 by negotiating settlement payments with the various creditors. Funds were expended by the President of the Company and totaled $20,351.

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PART F/S

AVENTURA EQUITIES, INC.
Table of Contents

For the Period Ending December 31, 2008

PAGE

FINANCIAL STATEMENTS

For the Period Ending June 30, 2009

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AVENTURA EQUITIES, INC.

Financial Statement
For the Years Ending
December 31, 2008 and 2007

Aventura Equities, Inc.
Condensed Consolidated Balance Sheets

	December 31, 2008 (UNAUDITED)	December 31, 2007 (UNAUDITED)
ASSETS		
CURRENT ASSETS		
Cash	$ -	$ 265
Accounts Receivable - Net	705	1,344
Materials and Supplies	16,539	-
Prepaid and other current assets	-	-
Total current assets	$ 17,244	$ 1,609
FIXED AND OTHER ASSETS (Note B)		
Interest in Oil and Gas Properties	$ 640	-
Intangibles	18,351	18,239
Total assets	$ 36,235	$ 19,848
LIABILITIES AND STOCKHOLDERS' (DEFICIT)		
CURRENT LIABILITIES		
Accounts payable and accrued expenses (Note C)	$ 160,520	$ 136,532
Advances from Preferred Shareholder	3,935	24,418
Notes payable (Note D)	1,000	-
Total current liabilities	$ 165,455	$ 160,950
Commitments and contingencies	--	--
Stockholders' Equity (deficit)		
Preferred stock, no par value, 500,000,000 shares authorized,		
Preferred stock, Series A, convertible, no par value,	--	--
300,000,000 shares issued and outstanding at 12/31/2008, 200,000,000 shares issued and outstanding at 12/31/2007	$ 56,534,000	$56,524,000
Preferred stock, Series B, convertible, no par value, 50,000,000 shares authorized, 50,000,000 shares issued and outstanding	3,841,000	3,841,000
Common stock, no par value, 60,000,000,000 shares authorized; 6,270,581 shares issued and outstanding at December 31, 2008 And 733,881 shares issued and outstanding at December 31, 2007 (Note E) (Note J)	10,288,213	10,287,251
Accumulated (deficit)	(70,792,433)	(70,793,353)
Total stockholder's Equity (deficit)	(129,220)	(141,102)
Total liabilities and stockholders' (deficit)	$ 36,235	$ 19,848

The accompanying notes are an integral part of these condensed consolidated financial statements.

Aventura Equities, Inc.
Condensed Consolidated Statements of Operations

	For the Year Ended December 31, 2008	For the Year Ended December 31 2007
	(UNAUDITED)	(UNAUDITED)
REVENUE	$ 8,192	$ 75,192
COST OF SALES	4,265	11,686
GROSS OPERATING PROFIT	3,927	63,057
COSTS AND EXPENSES		
General and administrative expenses	$ 19,506	101,637
	19,506	101,637
Income (Loss) from operations	(15,579)	(38,121)
Income tax expense	--	--
Net loss	$ (15,579)	$ (38,121)
PER SHARE INFORMATION -		
Weighted average shares outstanding - basic	2,118,056	733,881
PER SHARE INFORMATION -		
Shares outstanding - adjusted to reflect reverse split for 2007 year figure	6,270,581	733,881
NET LOSS PER COMMON SHARE - BASIC AND DILUTED	$ 0.007	$ 0.052

The accompanying notes are an integral part of these condensed consolidated financial statements.

Aventura Equities, Inc.
Condensed Consolidated Statements of Cash Flows

OPERATING ACTIVITIES	For the Year Ended December 31 2008	For the Year Ended December 31 2007
	(UNAUDITED)	(UNAUDITED)
Net (loss)	$ (15,579)	$ (38,131)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
Other Liabilities	-	2,531
Changes in:		
Accounts receivable - trade	639	(1,344)
Prepaid and Supplies	(16,537)	-
Accounts payable	23,988	(2,003)
Intangibles	(114)	-
Net cash (used in) operating activities	(7,603)	(38,947)
INVESTING ACTIVITIES		
Investment in oil and gas properties	640	-
Net cash (used in) investing activities	640	-
FINANCING ACTIVITIES		
Note receivable Director	1,000	-
Advances from Preferred Shareholder	6,980	20,351
Reduction in Payable from former officer	-	18,796
Net cash provided by financing activities	7,980	39,147
Net (decrease) in cash	(265)	200
CASH AT BEGINNING OF YEAR	265	65
CASH AT END OF PERIOD	$ -	$ 265

The accompanying notes are an integral part of these condensed consolidated financial statements.

AVENTURA EQUITIES, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Unaudited)

NOTE A - SUMMARY OF ACCOUNTING POLICIES

General

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-K and therefore, do include all the information necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America for a complete set of financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results from operations for the year ended December 31, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008.

Company Background and Basis of Presentation

Aventura Equities, Inc., formerly Winsted Holdings, Inc. (the "Company"), was incorporated under the laws of the State of Florida on September 24, 1997. The Company was seeking to merge or acquire an interest in business opportunities.

Management control was transfer to the current President on June 30, 2008. At that time the former president resigned as president and director. All other inactive directors were dismissed at that time by the controlling shareholder.

On October 18, 2007, the Company filed an N-54C to withdraw as a reporting Business Development Company. The presentation herein reflect it current status as if it was never a Business Development Company.

The Company formed Wintree Energy Corporation ("Wintree") incorporated under the laws of the State of Florida on June 23, 2008 to engage in the energy industry. Wintree subsequently acquired limited working interest in producing and non-producing oil and gas properties in Oklahoma and Texas.

On August 11, 2008 the Company acquired Byers Food Company in an exchange of stock issuing 100,000,000 shares of Preferred Stock, Class A in exchange for all issued and outstanding stock in Byers Food Company (an Illinois Corporation).

FEE INCOME

Fee income includes fees for services rendered by the Company to other third parties such as diligence, structuring, transaction services, management services, and other advisory services. Management and other advisory services fees are generally recognized as income as the services are rendered.

The Company recorded consulting fee income of $58,500 during the year ended December 31, 2007. This consulting business related to the Company's former status as a

Business Development Company ("BDC"). The Company is no longer engaged as a BDC. Since we are no longer engaged as a BDC, such revenues cannot be relied upon as an indication of future performance.

Reclassification

Certain reclassifications have been made to conform to prior periods' data to the current presentation. These reclassifications had no effect on reported losses.

NOTE B - FIXED AND OTHER CURRENT ASSETS

The Company has Intangibles totaling $18,239 consisting of trademarks, packaging design costs, and incorporation fees. No amortization is reflected in these amounts.

NOTE C - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

	December 31, 2008	December 31, 2007
Trade accounts payable	$160,520	136,532
Advances from Controlling Shareholder	3,934	24,418
	$ 164,454	$ 160,950

NOTE D - NOTES PAYABLE TO DIRECTOR

The Company has notes payable aggregating $1,000 with accrued interest of $25. This notes is made payable to a Director of the Company.

NOTE E - CAPITAL STOCK

Common Stock

On February 27, 2008 the Company amended the Articles of Incorporation to issue 60,000,000,000 shares, of which 60,000,000,000 shares shall be common shares at no par value per share and 500,000,000 shares shall be preferred shares at no par value per share.

During the year ended December 31, 2008 the Company issued 150,000,000 shares of preferred stock with a fair market value of $1 to its President in exchange for services to be provided through December 31, 2008.

Also during the year ended December 31, 2008, the Company issued 5,000,000 post split Common Stock to the Controlling Shareholder in exchange for monies advanced to the Company for expenses and advances. Aggregate proceeds of the advances totaled $24,418.

All valuations of the above shares that were issued as consulting fees are based on a value of $0.25 per share (post-split basis) at the date of issue; this did not differ materially from the value of the services that were rendered by the consultants under the contracts.

Reverse Stock Splits

The Board of Directors approved the following reserve splits of the Company's common stock:

Effective Date	Reverse split ratio
March 7, 2005	1 for 1,000
June 23, 2005	1 for 1,500
January 26, 2007	1 for 1,250
October 1, 2008	1 for 7,500

All stock amounts and per share amounts in these condensed consolidated financial statements and footnotes are presented on a post-split basis.

NOTE F - RELATED PARTY TRANSACTIONS

Chief Executive Officer

From time to time, the Chief Executive Officer contributes funds to the Company for working capital purposes. For the year ended December 31, 2007, the Company received $24,418, and for the year ended December 31, 2008 received $3,935 from the Chief Executive Officer. On August 5, 2005 the Company issued 5,000,000 common shares to the Chief Executive officer for consideration of $24,418.

The Chief Executive also received a grant of 150,000,000 shares of Class A preferred stock with a value of $1 during the year ended December 31, 2007.

Prior Management

The Company has charged-off an amount totaling $55,595 due from the former Chief Executive Officer. The Securities and Exchange Commission has filed a civil suit against the former officer in connection with securities sales under an S-8 exemption.

NOTE G - SECURITIES AND EXCHANGE COMMISSION FILINGS

On May 2, 2008 the Company filed a Form 15 with the Securities and Exchange Commission ("SEC") and withdrew as a reporting company.

NOTE H - SECURITIES AND EXCHANGE COMMISSION MATTERS

On August 5, 2008, the Company settled all outstanding matters with the SEC relating to the sales of securities under an S-8 registration. No monetary fine or penalty was assessed. The Commission is pursuing civil action against the former officer in connection with this case.

NOTE I- GOING CONCERN

The Company has experienced losses from operations as a result of its investment necessary to achieve its operating plan, which is long-range in nature. The Company's ability to continue as a going concern in contingent upon its ability to secure financing and attain profitable operations.

The Financial Statements do not include any adjustment to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from our possible inability to continue as a going concern.

Note J - SUBSEQUENT EVENT

On June 5, 2009, the Company amended its Certificate of Incorporation with the State of Florida to reduce the authorized shares outstanding for both the Common and Preferred classes.

The preferred shares authorized were reduced to 100,000,000 shares from 500,000,000. The "Preferred Shares, Class A" was eliminated and any amounts and values were combined with the "Preferred Shares, Class B". The "Preferred Shares Class B" will henceforth be simply known as "Preferred Shares", without a class designation.

The Common share authorization was reduce to 150,000,000 shares from 60,000,000,000.

AVENTURA EQUITIES, INC.

Balance Sheet and Income Statement
For the Period Ending
June 30, 2009

I attest to the accuracy of the financial statement for the six month period ending June 30, 2009.

Francis P. Manzo III,
President and Chief Financial Officer

Aventura Equities, Inc.
Condensed Consolidated Balance Sheets
June 30, 2009
(UNAUDITED)

ASSETS	
CURRENT ASSETS	
Cash	$ 1,154
Accounts Receivable - Net	-
Materials and Supplies	16,539
Total current assets	$ 17,693
FIXED AND OTHER ASSETS (Note B)	
Interest in Oil and Gas Properties	$ 640
Intangibles	18,351
Total assets	$ 36,684
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	
CURRENT LIABILITIES	
Accounts payable and accrued expenses (Note C)	$ 159,540
Advances from Preferred Shareholder	6,948
Notes payable (Note D)	1,000
Total current liabilities	$ 167,488
Commitments and contingencies	
Stockholders' Equity (deficit)	
Preferred stock, no par value, 100,000,000 shares authorized, 50,000,000 shares issued and outstanding at 6/30/2009	$ 60,375,000
Common stock, no par value, 60,000,000,000 shares authorized; 6,270,581 shares issued and outstanding at 6/30/2009	10,288,213
Accumulated (deficit)	(70,793,313)
Total stockholder's Equity (deficit)	(130,100)
Total liabilities and stockholders' equity (deficit)	$ 36,684

Aventura Equities, Inc.
Condensed Consolidated Statements of Operations

	For the Period June 30, 2009 (UNAUDITED)
REVENUE	$ -
COST OF SALES	-
GROSS OPERATING PROFIT	-
COSTS AND EXPENSES	
General and administrative expenses	$ 880
Income (Loss) from operations	(880)
Income tax expense	-
Net loss	$ (880)
PER SHARE INFORMATION -	
Weighted average shares outstanding - basic	6,270,581
PER SHARE INFORMATION -	
Shares outstanding	6,270,581
NET LOSS PER COMMON SHARE - BASIC AND DILUTED	$ 0.001

In the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included.

Aventura Equities, Inc.
Condensed Consolidated Statements of Cash Flows

	For the Period Ending June 30, 2009
	(UNAUDITED)
Net (loss)	$ (880)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:	
Accounts receivable - trade	980
Net cash (used in) operating activities	1,860
FINANCING ACTIVITIES	
Advances from Preferred Shareholder	3,314
Net (decrease) in cash	$ 1,154
CASH AT BEGINNING OF YEAR	-
CASH AT END OF PERIOD	$ 1,154

In the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included.

PART III — EXHIBITS

Item 1. Index to Exhibits

Copies of each of the following exhibits have been enclosed with this notification:

Exhibit No.	Description
1	Articles of Incorporation
2	Bylaws
3	Offering Circular.
4.	Financial Statements (Unaudited)
5.	Agreement with Factor
6.	Standard Food Broker Representation Agreement
7.	Subscription Agreement
8	Attorney's Opinion.

SIGNATURES

POWER OF ATTORNEY KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Samuel H. Sloan, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

July 31, 2009

By: ______________________
Francis P. Manzo III
President, Chief Financial Officer and Director

By: ______________________
Richard J. Lucchesi
Director

By: ______________________
Ted Wordlaw
Director

EXHIBITS

EXHIBIT NO. 1 - ARTICLES OF INCORPORATION

State of Florida

Department of State

I certify from the records of this office that AVENTURA EQUITIES, INC. is a corporation organized under the laws of the State of Florida, filed on September 24, 1997.

The document number of this corporation is P97000082722.

I further certify that said corporation has paid all fees due this office through December 31, 2009, that its most recent annual report was filed on July 7, 2009, and its status is active.

I further certify that said corporation has not filed Articles of Dissolution.

Given under my hand and the Great Seal of Florida, at Tallahassee, the Capital, this the Seventh day of July, 2009


GREAT SEAL OF THE STATE OF FLORIDA
IN GOD WE TRUST

Secretary of State

Authentication ID: **700158218727-070709-P97000082722**

To authenticate this certificate,visit the following site, enter this ID, and then follow the instructions displayed.
https://efile.sunbiz.org/certauthver.html

EXHIBIT NO. 2 - BY LAWS

EXHIBIT NO. 3 - OFFERING STATEMENT

EXHIBIT NO. 4 - FINANCIAL STATEMENTS

PART F/S

AVENTURA EQUITIES, INC.
Table of Contents

For the Period Ending December 31, 2008

PAGE

FINANCIAL STATEMENTS

For the Period Ending June 30, 2009

(THE REST OF THIS PAGE INTENTIONALLY BLANK)

AVENTURA EQUITIES, INC.

Financial Statement
For the Years Ending
December 31, 2008 and 2007

Aventura Equities, Inc.
Condensed Consolidated Balance Sheets

	December 31, 2008 (UNAUDITED)	December 31, 2007 (UNAUDITED)
ASSETS		
CURRENT ASSETS		
Cash	$ -	$ 265
Accounts Receivable - Net	705	1,344
Materials and Supplies	16,539	-
Prepaid and other current assets	-	-
Total current assets	$ 17,244	$ 1,609
FIXED AND OTHER ASSETS (Note B)		
Interest in Oil and Gas Properties	$ 640	-
Intangibles	18,351	18,239
Total assets	$ 36,235	$ 19,848
LIABILITIES AND STOCKHOLDERS'EQUITY (DEFICIT)		
CURRENT LIABILITIES		
Accounts payable and accrued expenses (Note C)	$ 160,520	$ 136,532
Advances from Preferred Shareholder	3,935	24,418
Notes payable (Note D)	1,000	-
Total current liabilities	$ 165,455	$ 160,950
Commitments and contingencies	--	--
Stockholders' Equity (deficit)		
Preferred stock, no par value, 500,000,000 shares authorized,		
Preferred stock, Series A, convertible, no par value,	--	--
300,000,000 shares issued and outstanding at 12/31/2008, 200,000,000 shares issued and outstanding at 12/31/2007	$ 56,534,000	$56,524,000
Preferred stock, Series B, convertible, no par value, 50,000,000 shares authorized, 50,000,000 shares issued and outstanding	3,841,000	3,841,000
Common stock, no par value, 60,000,000,000 shares authorized; 6,270,581 shares issued and outstanding at December 31, 2008 And 733,881 shares issued and outstanding at December 31, 2007 (Note E) (Note J)	10,288,213	10,287,251
Accumulated (deficit)	(70,792,433)	(70,793,353)
Total stockholder's Equity (deficit)	(129,220)	(141,102)
Total liabilities and stockholders' Equity (deficit)	$ 36,235	$ 19,848

The accompanying notes are an integral part of these condensed consolidated financial statements.

Aventura Equities, Inc.
Condensed Consolidated Statements of Operations

	For the Year Ended December 31, 2008	For the Year Ended December 31 2007
	(UNAUDITED)	(UNAUDITED)
REVENUE	$ 8,192	$ 75,192
COST OF SALES	4,265	11,686
GROSS OPERATING PROFIT	3,927	63,057
COSTS AND EXPENSES		
General and administrative expenses	$ 19,506	101,637
	19,506	101,637
Income (Loss) from operations	(15,579)	(38,121)
Income tax expense	--	--
Net loss	$ (15,579)	$ (38,121)
PER SHARE INFORMATION -		
Weighted average shares outstanding - basic	2,118,056	733,881
PER SHARE INFORMATION -		
Shares outstanding - adjusted to reflect reverse split for 2007 year figure	6,270,581	733,881
NET LOSS PER COMMON SHARE - BASIC AND DILUTED	$ 0.007	$ 0.052

The accompanying notes are an integral part of these condensed consolidated financial statements.

Aventura Equities, Inc.
Condensed Consolidated Statements of Cash Flows

OPERATING ACTIVITIES	For the Year Ended December 31 2008	For the Year Ended December 31 2007
	(UNAUDITED)	(UNAUDITED)
Net (loss)	$ (15,579)	$ (38,131)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
Other Liabilities	-	2,531
Changes in:		
Accounts receivable - trade	639	(1,344)
Prepaid and Supplies	(16,537)	-
Accounts payable	23,988	(2,003)
Intangibles	(114)	-
Net cash (used in) operating activities	(7,603)	(38,947)
INVESTING ACTIVITIES		
Investment in oil and gas properties	640	-
Net cash (used in) investing activities	640	-
FINANCING ACTIVITIES		
Note receivable Director	1,000	-
Advances from Preferred Shareholder	6,980	20,351
Reduction in Payable from former officer	-	18,796
Net cash provided by financing activities	7,980	39,147
Net (decrease) in cash	(265)	200
CASH AT BEGINNING OF YEAR	265	65
CASH AT END OF PERIOD	$ -	$ 265

The accompanying notes are an integral part of these condensed consolidated financial statements.

AVENTURA EQUITIES, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Unaudited)

NOTE A - SUMMARY OF ACCOUNTING POLICIES

General

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-K and therefore, do include all the information necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America for a complete set of financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results from operations for the year ended December 31, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008.

Company Background and Basis of Presentation

Aventura Equities, Inc., formerly Winsted Holdings, Inc. (the "Company"), was incorporated under the laws of the State of Florida on September 24, 1997. The Company was seeking to merge or acquire an interest in business opportunities.

Management control was transfer to the current President on June 30, 2008. At that time the former president resigned as president and director. All other inactive directors were dismissed at that time by the controlling shareholder.

On October 18, 2007, the Company filed an N-54C to withdraw as a reporting Business Development Company. The presentation herein reflect it current status as if it was never a Business Development Company.

The Company formed Wintree Energy Corporation ("Wintree") incorporated under the laws of the State of Florida on June 23, 2008 to engage in the energy industry. Wintree subsequently acquired limited working interest in producing and non-producing oil and gas properties in Oklahoma and Texas.

On August 11, 2008 the Company acquired Byers Food Company in an exchange of stock issuing 100,000,000 shares of Preferred Stock, Class A in exchange for all issued and outstanding stock in Byers Food Company (an Illinois Corporation).

FEE INCOME

Fee income includes fees for services rendered by the Company to other third parties such as diligence, structuring, transaction services, management services, and other advisory services. Management and other advisory services fees are generally recognized as income as the services are rendered.

The Company recorded consulting fee income of $58,500 during the year ended December 31, 2007. This consulting business related to the Company's former status as a

Business Development Company ("BDC"). The Company is no longer engaged as a BDC. Since we are no longer engaged as a BDC, such revenues cannot be relied upon as an indication of future performance.

Reclassification

Certain reclassifications have been made to conform to prior periods' data to the current presentation. These reclassifications had no effect on reported losses.

NOTE B - FIXED AND OTHER CURRENT ASSETS

The Company has Intangibles totaling $18,239 consisting of trademarks, packaging design costs, and incorporation fees. No amortization is reflected in these amounts.

NOTE C - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

	December 31, 2008	December 31, 2007
Trade accounts payable	$160,520	136,532
Advances from Controlling Shareholder	3,934	24,418
	$ 164,454	$ 160,950

NOTE D - NOTES PAYABLE TO DIRECTOR

The Company has notes payable aggregating $1,000 with accrued interest of $25. This notes is made payable to a Director of the Company.

NOTE E - CAPITAL STOCK

Common Stock

On February 27, 2008 the Company amended the Articles of Incorporation to issue 60,000,000,000 shares, of which 60,000,000,000 shares shall be common shares at no par value per share and 500,000,000 shares shall be preferred shares at no par value per share.

During the year ended December 31, 2008 the Company issued 150,000,000 shares of preferred stock with a fair market value of $1 to its President in exchange for services to be provided through December 31, 2008.

Also during the year ended December 31, 2008, the Company issued 5,000,000 post split Common Stock to the Controlling Shareholder in exchange for monies advanced to the Company for expenses and advances. Aggregate proceeds of the advances totaled $24,418.

All valuations of the above shares that were issued as consulting fees are based on a value of $0.25 per share (post-split basis) at the date of issue; this did not differ materially from the value of the services that were rendered by the consultants under the contracts.

Reverse Stock Splits

The Board of Directors approved the following reserve splits of the Company's common stock:

Effective Date	Reverse split ratio
March 7, 2005	1 for 1,000
June 23, 2005	1 for 1,500
January 26, 2007	1 for 1,250
October 1, 2008	1 for 7,500

All stock amounts and per share amounts in these condensed consolidated financial statements and footnotes are presented on a post-split basis.

NOTE F - RELATED PARTY TRANSACTIONS

Chief Executive Officer

From time to time, the Chief Executive Officer contributes funds to the Company for working capital purposes. For the year ended December 31, 2007, the Company received $24,418, and for the year ended December 31, 2008 received $3,935 from the Chief Executive Officer. On August 5, 2005 the Company issued 5,000,000 common shares to the Chief Executive officer for consideration of $24,418.

The Chief Executive also received a grant of 150,000,000 shares of Class A preferred stock with a value of $1 during the year ended December 31, 2007.

Prior Management

The Company has charged-off an amount totaling $55,595 due from the former Chief Executive Officer. The Securities and Exchange Commission has filed a civil suit against the former officer in connection with securities sales under an S-8 exemption.

NOTE G - SECURITIES AND EXCHANGE COMMISSION FILINGS

On May 2, 2008 the Company filed a Form 15 with the Securities and Exchange Commission ("SEC") and withdrew as a reporting company.

NOTE H - SECURITIES AND EXCHANGE COMMISSION MATTERS

On August 5, 2008, the Company settled all outstanding matters with the SEC relating to the sales of securities under an S-8 registration. No monetary fine or penalty was assessed. The Commission is pursuing civil action against the former officer in connection with this case.

NOTE I- GOING CONCERN

The Company has experienced losses from operations as a result of its investment necessary to achieve its operating plan, which is long-range in nature. The Company's ability to continue as a going concern in contingent upon its ability to secure financing and attain profitable operations.

The Financial Statements do not include any adjustment to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from our possible inability to continue as a going concern.

Note J - SUBSEQUENT EVENT

On June 5, 2009, the Company amended its Certificate of Incorporation with the State of Florida to reduce the authorized shares outstanding for both the Common and Preferred classes.

The preferred shares authorized were reduced to 100,000,000 shares from 500,000,000. The "Preferred Shares, Class A" was eliminated and any amounts and values were combined with the "Preferred Shares, Class B". The "Preferred Shares Class B" will henceforth be simply known as "Preferred Shares", without a class designation.

The Common share authorization was reduce to 150,000,000 shares from 60,000,000,000.

AVENTURA EQUITIES, INC.

Balance Sheet and Income Statement
For the Period Ending
June 30, 2009

I attest to the accuracy of the financial statement for the six month period ending June 30, 2009.

Francis P. Manzo III,
President and Chief Financial Officer

Aventura Equities, Inc.
Condensed Consolidated Balance Sheets
June 30, 2009
(UNAUDITED)

ASSETS	
CURRENT ASSETS	
Cash	$ 1,154
Accounts Receivable - Net	-
Materials and Supplies	16,539
Total current assets	$ 17,693
FIXED AND OTHER ASSETS (Note B)	
Interest in Oil and Gas Properties	$ 640
Intangibles	18,351
Total assets	$ 36,684
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	
CURRENT LIABILITIES	
Accounts payable and accrued expenses (Note C)	$ 159,540
Advances from Preferred Shareholder	6,948
Notes payable (Note D)	1,000
Total current liabilities	$ 167,488
Commitments and contingencies	
Stockholders' Equity (deficit)	
Preferred stock, no par value, 100,000,000 shares authorized, 50,000,000 shares issued and outstanding at 6/30/2009	$ 60,375,000
Common stock, no par value, 60,000,000,000 shares authorized; 6,270,581 shares issued and outstanding at 6/30/2009	10,288,213
Accumulated (deficit)	(70,793,313)
Total stockholder's Equity (deficit)	(130,100)
Total liabilities and stockholders' equity (deficit)	$ 36,684

Aventura Equities, Inc.
Condensed Consolidated Statements of Operations

	For the Period June 30, 2009 (UNAUDITED)
REVENUE	$ -
COST OF SALES	-
GROSS OPERATING PROFIT	-
COSTS AND EXPENSES	
General and administrative expenses	$ 880
Income (Loss) from operations	(880)
Income tax expense	-
Net loss	$ (880)
PER SHARE INFORMATION -	
Weighted average shares outstanding - basic	6,270,581
PER SHARE INFORMATION -	
Shares outstanding	6,270,581
NET LOSS PER COMMON SHARE - BASIC AND DILUTED	$ 0.001

In the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included.

Aventura Equities, Inc.
Condensed Consolidated Statements of Cash Flows

	For the Period Ending June 30, 2009
	(UNAUDITED)
Net (loss)	$ (880)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:	
Accounts receivable - trade	980
Net cash (used in) operating activities	1,860
FINANCING ACTIVITIES	
Advances from Preferred Shareholder	3,314
Net (decrease) in cash	$ 1,154
CASH AT BEGINNING OF YEAR	-
CASH AT END OF PERIOD	$ 1,154

In the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included.

EXHIBIT NO. 5 - AGREEMENT WITH FACTOR

J D Factors

FACTORING AND SECURITY AGREEMENT

This Factoring and Security Agreement (this "Agreement"), effective as of January 17, 2007, between the undersigned Byers Food Company (hereinafter called "Client") a Illinois company, with its principal business office located at 5402 Brittany Dr., McHenry, IL, 60050 and J D FACTORS LLC ("J D FACTORS"). Client and J D FACTORS agree as follows:

PURPOSE OF AGREEMENT:

1. Client desires to obtain financing by factoring, selling and assigning to J D FACTORS Acceptable Accounts at a discount below the face value of the invoices. Such financing is subject to the terms and conditions of the Agreement and is commercial in nature, and not for household, family, and/or personal use.

DEFINITIONS:

2. "Account" means all "Accounts" as defined in the UCC and all goods represented therefrom, including the rights of stoppage in transit, replevin and reclamation.
3. "Acceptable Account" means an Account for which J D FACTORS has issued its approval of the credit standing of the Account Debtor and terms of the sale of goods or performance of services and which has not been withdrawn prior to the actual delivery of the goods or the performance of the services.
4. "Customer" means Client's customer or the Account Debtor of J D FACTORS.
5. "Collateral" means all of Clients Accounts, General Intangibles, Chattel Paper, Electronic Chattel Paper, Instruments, Deposit Accounts, Investment Property, Letters of Credit, Letters of Credit Rights, all proceeds of the foregoing and all books, records and computer data relating to the foregoing.
6. "Credit Problem" means a Customer is unable to pay J D FACTORS on any Account purchased under this Agreement because of its financial inability to pay or an Insolvency Event.
7. "Customer Dispute" means any dispute or claim, bona fide or not, as to the price, terms, quantity, quality or other possible defense to payment other than a Credit Problem or an Insolvency Event.
8. "Environmental Laws" means any federal, state or local law, rule, regulation or order relating to pollution, waste disposal, industrial hygiene, land use or the protection of human health, safety, or welfare, plant life or animal life, natural resources, the environment or property.
9. "Insolvency Event" means a filing by a Customer of any proceeding under the United States Bankruptcy Code or an assignment for the benefit of creditors.
10. "Maximum Purchase Limit: Three Hundred Thousand Dollars ($300,000.00)
11. "Misdirected Payment Fee" means Ten Percent (10%) of the face amount of any purchased Account which has been received by Client and not delivered to J D FACTORS in the next business day.
12. "Obligations" means all obligations, liabilities and indebtedness of every nature of Client to J D FACTORS, monetary or non-monetary, under this Agreement or any other agreement, written or oral, between Client and J D FACTORS.
13. "Reserve Account" means a bookkeeping account on the books of J D FACTORS representing an unpaid portion of the purchase price for the Acceptable Accounts, maintained by J D FACTORS to ensure Clients performance of the provisions of this Agreement.
14. "Schedule of Accounts" means a form supplied by J D FACTORS to Client wherein Client lists such of its Accounts as it requests that J D FACTORS purchase under the terms of this Agreement.
15. "Statement of Account" shall have that meaning set forth in Paragraph 51 herein.
16. "UCC Definitions" – all capitalized terms not defined herein shall have the same meaning as proscribed in the Uniform Commercial Code ("UCC") as enacted in California.

WARRANTIES AND COVENANTS BY CLIENT: As an inducement for J D FACTORS to enter into this Agreement, and with full knowledge that the truth and accuracy of the representations and warranties in this Agreement are being relied upon by J D FACTORS in providing the financing hereunder, Client represents, warrants and/or covenants that:

17. Client is properly licensed and authorized to operate the business of under the trade name(s) of Byers Food Company and Client's trade name(s) has been properly registered, filed and published as required by all applicable laws. Client has fulfilled all the local, state and federal requirements of law in properly registering itself to do business at all addresses in which it is located.
18. Client is in compliance with all applicable Environmental Laws.
19. Client's business is solvent and is paying all undisputed debts as they become due. Client has made and shall continue to make timely payment and/or deposits of required taxes, namely employee withholding taxes for federal and state, sales, use and excise taxes, as well as any other federal, state and/or local tax requirements as they become due. Client will furnish, upon request by J D FACTORS, satisfactory proof of payment and/or compliance of any or all taxes required by law.
20. Client has the power and authority to incur the Obligations.
21. All financial records, statements, books or other documents shown to J D FACTORS by Client at anytime, either before or after the signing of this Agreement are true, complete, accurate, comply with general accepted accounting principals, and represent the true financial condition of Client.
22. Client will not, under any circumstances or in any manner whatsoever, interfere with or impair any of J D FACTORS' rights under this Agreement.
23. Client is the lawful owner of and has undisputed title to the Accounts purchased by J D FACTORS.
24. Each Customer's business is solvent to the best of Client's information and knowledge and Client has not received any notice, either verbal or written, of a Credit Problem or an Insolvency Event.

Client's Initials

25. Client will maintain adequate insurance coverage for Client's business and/or the property of Client's Cus
J D FACTORS in its reasonable discretion, and, at the request of J D FACTORS, name J D FACTORS as lo
shall furnish J D FACTORS upon written request: (a) all information concerning such insurance carried and (b
(or their equivalent) in favor of J D FACTORS.
26. Each Account offered for sale to J D FACTORS is an accurate and undisputed statement of indebtednes
of an absolute sale and not on consignment, or on approval, or hold basis, or guaranteed contract or subject to
certain sum which is due and payable in thirty days or less, or within such time as is agreed to, in writing by J D
27. Each Account offered for sale to J D FACTORS is an accurate statement of a bona fide sale, delivery
performance of service by Client to customer and is not subject to a Customer Dispute.
28. Client does not own, control or exercise dominion over, in any way whatsoever, the business of any
factored by Client to J D FACTORS.
29. Client will not factor or sell Accounts except to J D FACTORS for the period of this Agreement, and
remain due and owing.
30. Client will not grant a security interest in any of the Collateral without the written consent of J D FA
consensual lien is placed on any of the Collateral, Client shall have ten (10) days to remove or otherwise satisfy
31. Client will not change or modify the terms of any Account purchased under this Agreement unless J D
change in writing.
32. Client will notify J D FACTORS in writing thirty (30) days prior to any change in the location of Client
has or intends to acquire any additional place(s) of business, or prior to any change in Client's chief executive
Client's books and records concerning the Accounts are kept.
33. Client will notify J D FACTORS in writing thirty (30) days prior to any proposed change of Client's nam
names, and/or any proposed change in any of the officers, principals, partners, and/or owners of Client.
34. Client will not change its business structure, or sell, lease, transfer or otherwise dispose of all or substant
consolidate with or merge into or with any business entity without the express written consent of J D FACTOR

COLLATERAL

35. Security Interest/Collateral: As a further inducement for J D FACTORS to enter into this Agreement a
performance of the Obligations, Client gives to J D FACTORS a first priority security interest in the Collateral
36. Authorization: Client authorizes J D FACTORS to file any document necessary to perfect J D FACTOR
and Client further agrees to execute any and all documents necessary to perfect J D FACTORS' security intere

ACCOUNT FUNDING AND OPERATING PROCEDURES

37. Notification: J D FACTORS may at any time and at its sole discretion notify any Customer/Account D
directly to J D FACTORS.
38. Assignment: Client shall from time to time at its option sell, transfer and assign Accounts to J D FACTOR
FACTORS on the Schedule of Accounts which shall be presented along with an original invoice together with
supporting documents ad J D FACTORS may require, including but not limited to bills of lading, proof of deli
39. Approval: J D FACTORS shall only purchase from Client Acceptable Accounts in its sole discretion an
any Account Debtor for its refusal to approve an Account. J D FACTORS approval of an Acceptable Accoun
in the event delivery of goods is not timely made or if Client has made any change in any of the terms of t
FACTORS' prior written approval. J D FACTORS shall not purchase any Account if the purchase shall ca
Maximum Purchase Limit.
40. Discount: J D FACTORS agrees to buy Acceptable Accounts from Client that have been approved for
(fee) of Ten percent (10%) from the face value of each Account.
41. Charges: J D FACTORS will deduct from each appropriate Sale of Accounts Receivable (Schedule of A
standard wire transfer fee on all wire transfers and same-day or overnight courier service charges if used by Cli
42. Reserve Account: In addition to the discount referred to in Paragraph 40 above, J D FACTORS will reser
Reserve Account an amount equal to Five percent (5%) of the gross face amount of all Accounts purchased.
by J D FACTORS and applied by J D FACTORS against charge-backs or to pay any of the Obligations. Th
payable to Client until all of the Obligations are fully paid and/or satisfied. Client gives to J D FACTORS
account which secures all obligations and indebtedness arising hereunder.
43. Reserve Account Refund: Provided that there is no Event of Default and subject to the provisions of this
in its discretion, return to Client from the Reserve Account Five percent (5%) of the gross purchase price of
Account is paid in full and there are no other outstanding Obligations of Client to J D FACTORS known
Paragraph shall be made within the first three (3) working days of the new month, unless otherwise agreed to
to this Agreement.
44. Rebates: See Attached Addendum #1
45. ACH: In order to facilitate the purchase of the Accounts and payments thereon, J D FACTORS may in
Deposit Account maintained by Client through the ACH. This Paragraph may only be terminated upon thirty (
46. Recourse To Client On Purchased Accounts: J D Factors will have no recourse against Client when a
when due, if the reason for non-payment is a Credit Problem or an Insolvency Event.
47. Notice Of Dispute: Client will immediately notify J D FACTORS of any Dispute between Customer and
48. Settlement Of Dispute: J D FACTORS may, but is not obligated to, settle or compromise any Dispute wi
Such settlement or compromise does not relieve Client of final responsibility for payment in full of the entire A

49. Charge-Back: If Client does not fully settle the dispute within three (3) business days, J D FACTORS may, in addition to any other remedies under this Agreement, charge-back or sell back the Account to Client. If an Account is charged-back pursuant to this Agreement, title to the Account shall vest with J D FACTORS until the Account is repurchased by Client.
50. Charge-Back For Invoicing Error: Mistaken, incorrect and/or erroneous invoicing, submitted by Client to J D FACTORS may, at J D FACTORS' discretion be deemed a disputed invoice and be charged-back to Client.
51. Statement of Account: J D FACTORS shall mail to Client its Statement of Account or post it online on J D FACTORS website. Client shall have twenty five (25) days from the date the Statement of Account is mailed or posted to dispute the contents contained therein by written notice to J D FACTORS. If Client fails to timely notify J D FACTORS in writing of any dispute to the Statement of Account, it shall be deemed an account stated.
52. Sole Property: Once J D FACTORS has purchased an Account, the Account and the payment from Customer as to that Account is the sole and exclusive property of J D FACTORS.
53. Hold In Trust: Client will hold in trust and safekeeping, as the property of J D FACTORS, and, on the next business day, turn over to J D FACTORS the identical check or other form of payment received by Client, whenever any payment on an Account purchased by J D FACTORS comes into Client's possession. Should Client come into possession of a check or other form of payment comprising payments owing to both Client and J D FACTORS, Client shall, on the next business day, turn over said check or other form of payment to J D FACTORS. J D FACTORS will refund Client's portion to Client subject to any indebtedness due for which payment has not been arranged. The parties hereto agree that if any payment on account of a purchased Account which has been received by Client is not timely delivered to J D FACTORS, pursuant to this agreement it will be impractible or extremely difficult to determine the resulting damages suffered by J D FACTORS. It is therefore agreed that in the event of such a breach by Client, Client shall pay to J D FACTORS the Misdirected Payment Fee.
54. Double Payments: Should J D FACTORS receive a double payment on an Account, or other payment which is not identified, J D FACTORS shall carry these sums as open items and shall return them directly to said Payer upon proper identification.
55. Financial Records: Client will furnish J D FACTORS financial statements and information as requested by J D FACTORS from time to time.
56. Notice Of Seizure: Client will promptly notify J D FACTORS of any attachment, seizure or any other legal process entered into or levied against Client or any of Client's Customers and shall have ten (10) days after such attachment, seizure or levy to release the assets or post an appropriate bond to secure their release.
57. No Pledge: Client will not pledge the credit of J D FACTORS to any person or business for any purpose whatsoever.
58. Book Entry: Client will immediately upon sale of Accounts to J D FACTORS, make proper entries on its books and records disclosing the absolute sale of the Accounts to J D FACTORS.
59. Legal Fees: Client agrees to reimburse J D FACTORS on demand for: the actual amount of all costs and expenses, including attorneys' fees, which J D FACTORS has incurred or may incur in: (a) negotiating, preparing, or administering this Agreement and any documents prepared in connection herewith, all of which shall be paid contemporaneously with the execution hereof; (b)any way arising out of this Agreement; (c)enforcing or interpreting any provision of this Agreement; or (d) protecting, preserving or enforcing any lien, security interest or other right granted by Client to J D FACTORS or arising under applicable law, whether or not suit is brought.
60. Power Of Attorney: In order to carry out this Agreement, Client appoints J D FACTORS or any person designated by J D FACTORS, it's special attorney in fact, coupled with an interest, with power to: (a) notify Customers that Client's Accounts have been assigned to J D FACTORS and that J D FACTORS has a security interest therein; (b) direct Client's Customers to make payment of all Accounts direct to J D FACTORS and forward invoices directly to such Customers; (c) Strike out Client's address on all Accounts mailed to Customers and put J D FACTORS' address on all Accounts; (d) receive, open and dispose of all mail addressed to Client, including Client's fictitious trade name via J D FACTORS' address; (e) endorse the name of Client including Client's fictitious trade name on any checks or other evidences of payment that may come into the possession of J D FACTORS on Accounts purchased by J D FACTORS or pursuant to default on any other documents relating to any of the Accounts or to Collateral. (f) in Client's name, or otherwise, demand, sue for, collect, and give releases for any and all monies due or to become due on Accounts; (e) compromise, prosecute, or defend any action, claim or proceeding as to the Accounts (g) from time to time offer trade discounts to Client's customer exclusive of Client's normal business custom with said Customer; (h) do any and all things necessary and proper to carry out the purpose intended by this Agreement and to protect Client's and J D FACTORS' interest in the Accounts or other Collateral; and (i) upon the happening of an Event of Default, notify the post office authorities to change the address for delivery of mail addressed to Client to such address as designated by J D FACTORS. The foregoing authority granted to J D FACTORS is irrevocable and shall remain in full force and effect until the Obligations are satisfied.
61. Indemnification: Client shall indemnify and hold J D FACTORS harmless from and against any and all claims, debts, losses, demands, causes of actions, damages, penalties, judgments, liabilities, costs and expenses (including actual attorney's fees), of any kind or nature which J D FACTORS may sustain in connection with this Agreement, or any other present or future agreement between Client and J D FACTORS. Notwithstanding any other provision of this Agreement to the contrary, this indemnity provision shall survive termination of this Agreement.

DEFAULTS AND REMEDIES

62. Events Of Default: The following events will constitute an Event of Default: (a) Client defaults in the payment of any of the Obligations or in the performance of any provision hereof or of any other agreement now or hereafter entered into with J D FACTORS, or any warranty or representation herein proves to be false in any way, howsoever minor; (b) Client or any guarantor of the Obligations becomes subject to any bankruptcy or similar insolvency proceeding; (c) any such guarantor fails to perform or observe any of such guarantor's Obligations to J D FACTORS or shall notify J D FACTORS of its intention to rescind, modify, terminate or revoke any guaranty of the Obligations, or any such guarantor shall cease to be in full force and effect for any reason whatsoever; or (d) J D FACTORS for any reason, in good faith, deems itself insecure with respect to the prospect of repayment or performance of any of the Obligations.
63. Remedies After Default: Upon the occurrence of any Event of Default, and at any time thereafter, Factor, at its option, and without notice or demand of any kind (all of which are hereby expressly waived by Client) may do any one or more of the following: (a) Cease advancing money or extending credit to or for the benefit of Client under this Agreement, and any other document or agreement; (b) Accelerate and declare all or any part of the Obligations to be immediately due, payable, and performable, notwithstanding any deferred or installment payments allowed by any instrument evidencing or relating to any Obligation; (c) Take possession of any or all of the Collateral wherever it may be found, and for that

Client's Initials

purpose Client hereby authorizes J D FACTORS without judicial process to enter onto any of the Client's premises without hindrance to search for, take possession of, keep, store, or remove any of the Collateral and remain on such premises or cause a custodian to remain thereon in exclusive control thereof without charge for so long as J D FACTORS deems necessary in order to complete the enforcement of its rights under this Agreement or any other agreement; provided, however, that should J D FACTORS seek to take possession of any or all of the Collateral by Court process or through a receiver, Client hereby irrevocable waives; (i) any bond and any surety or security relating thereto required by any statute, court rule or otherwise as an incident to such possession; (ii) any demand for possession prior to the commencement of any suit or action to recover possession thereof; and (iii) any requirement that J D FACTORS retain possession of and not dispose of any such Collateral until after trial or final judgment; (d) Require Client to assemble any or all of the Collateral and make it available to J D FACTORS at a place or places to be designated by J D FACTORS which is reasonably convenient to J D FACTORS and Client, and to remove the Collateral to such locations as J D FACTORS may deem advisable; (e) place a receiver in exclusive control of Client's business and/or any or all of the Collateral, in order to assist Factor in enforcing its rights and remedies (f) Sell, ship, reclaim, lease or otherwise dispose of all or any portion of the Collateral in its condition at the time J D FACTORS obtains possession or after further manufacturing, processing or repair; at any one or more public and / or private sale(s) (including execution sales); in lots or in bulk; for cash, exchange for other property or on credit; and to adjourn any such sale from time to time without notice other than oral announcement at the time scheduled for sale. J D FACTORS shall have the right to conduct such disposition on Client's premises without charge for such time or times as J D FACTORS deems fit, or on J D FACTORS' premises, or elsewhere and the Collateral need not be located at the place of disposition. J D FACTORS may directly or through any affiliated company purchase or lease any Collateral at any such public disposition and, if permissible under applicable law, at any private disposition. Any sale or other disposition of Collateral shall not relieve Client of any liability Client may have if any Collateral is defective as to title or physical condition at the time of sale; (g) Demand payment of, and collect any Accounts, Instruments, Chattel Paper, Supporting Obligations and General Intangibles comprising part or all of the Collateral; (h) Demand and receive possession of any of Client's federal and state income tax returns and the books, records and accounts utilized in the preparation thereof or referring thereto. Any and all attorneys' fees, expenses, costs, liabilities and obligations incurred by J D FACTORS with respect to the foregoing shall be added to and become part of the Obligations, shall be due on demand, and shall bear interest at a rate equal to the highest interest rate applicable to any of the Obligations.

64. Deficiency: The proceeds received by J D FACTORS from the disposition of or collection of any of the Collateral shall be applied to such extent and in such manner as J D FACTORS shall determine in its sole discretion. The surplus, if any, shall be paid to Client; if any deficiency shall arise, Client shall remain liable to J D FACTORS therefore. In the event that, as a result of the disposition of any of the Collateral, J D FACTORS directly or indirectly enters into a credit transaction with any third party, J D FACTORS shall have the option, exercisable at any time, in its sole discretion, of either reducing the Obligations by the principal amount of such credit transaction or deferring the reduction thereof until the actual receipt by J D FACTORS of cash therefore from such third party.

MISCELLANEOUS PROVISIONS

65. Termination: This Agreement shall continue in full force and effect until terminated by certified written notice by either party.

66. Post Termination: After termination Client shall be liable to J D FACTORS for the full and prompt payment of the full amount of factored Accounts which are then outstanding and unpaid, disputed or undisputed, as well as any other indebtedness due J D FACTORS. J D FACTORS continues to have a security interest in the Collateral of Client until all indebtedness of Client to J D FACTORS is paid in full.

67. Binding On Future Parties: This Agreement inures to the benefit of and is binding upon the heirs, executors, administrators, successors and assigns of the parties thereto and may not be assigned by Client without J D FACTORS' prior written consent.

68. Cumulative Rights: All rights, remedies and powers granted to J D FACTORS in this Agreement, or in any note or other agreement given by Client to J D FACTORS, are cumulative and may be exercised singularly or concurrently with such other rights as J D FACTORS may have. These rights may be exercised from time to time as to all or any part of the pledged Collateral as J D FACTORS in its discretion may determine.

69. Payment In Full Checks: Client authorizes J D FACTORS to accept, indorse and deposit on behalf of Client any checks tendered by an Account Debtor "in full payment" of its obligation to Client. Client shall not assert against J D FACTORS any claim arising therefrom, irrespective of whether such action by J D FACTORS affects an accord and satisfaction of Client's claims, under Sec. 3311 of the Uniform Commercial Code as enacted in California.

70. State Law: This Agreement shall be governed by and construed in accordance with the internal laws of the State of California without regard to conflict of laws or principals.

71. Invalid Provisions: If any provision of this Agreement shall be declared illegal or contrary to law, it is agreed that such provision shall be disregarded and this Agreement shall continue in full force and effect as though such provision had not been incorporated herein.

72. Entire Agreement: This instrument contains the entire Agreement between the parties. Any addendum or modification hereto will be signed by both parties and attached hereto.

73. Effective: This Agreement becomes effective when it is accepted and executed by an authorized representative of J D FACTORS.

74. Destruction Of Client's Documents; Limitations Of Actions: Any documents, schedules, invoices or other papers delivered to J D FACTORS may be destroyed or otherwise disposed of by J D FACTORS six (6) months after the same are delivered to J D FACTORS, unless Client makes written request therefore and pays all expenses attendant to their return, in which event J D FACTORS shall return same when J D FACTORS' actual or anticipated need therefore has terminated. Client agrees that any claim or cause of action by Client against J D FACTORS, its directors, officers, employees, agents, accountants or attorneys, based upon, arising from, or relating to this Agreement, or any other present or future agreement, or any other matter, cause or thing whatsoever, occurred, done, omitted or suffered to be done by J D FACTORS, its directors, officers, employees, agents, accountants, or attorneys, relating in any manner to Client, shall be barred unless asserted by Client by the commencement of an action or proceeding in a court of competent jurisdiction by the filing of a complaint within six (6) months after the first act, occurrence, or omission upon which claim or cause of action, or any part thereof, is based, and the service of a summons and complaint on an officer of J D FACTORS, or on any other person authorized to accept service on behalf of J D FACTORS, within thirty (30) days thereafter. Client agrees that such six month period provided herein shall not be waived, tolled, or extended except by the written consent of J D FACTORS in its sole discretion. This provision shall survive any termination of this Agreement or any other agreement.

75. Venue; Jurisdiction: The parties agree that any suit, action or proceeding arising out of the subject matter of this Agreement, or the interpretation, performance or breach of this Agreement, shall, if J D FACTORS so elects, be instituted in the appropriate state or federal court located in the County of Los Angeles (the "Acceptable Forums"), each party agrees that the Acceptable Forums are convenient to it, and each

Client's Initials

party irrevocably submits to the jurisdiction of the Acceptable Forums, and waives any and all objections to jurisdiction or venue that it may have under the Laws of the State of California or otherwise in those courts in any such suit, action or proceeding. Should such proceeding be initiated in any other forum other than an Acceptable Forum, Client agrees that it shall not contest any action by J D FACTORS to move such matter to a proper court within the Acceptable Forums.

76. Term Of Agreement: This Security Agreement shall remain in full force and effect for Six (6) months from the date of execution of this addendum. J D FACTORS shall reserve the right to terminate the Security Agreement at its discretion. CLIENT must notify J D FACTORS in writing of intention to terminate this agreement thirty (30) days prior to expiration of this agreement. This agreement will be automatically renewed for another Six (6) months on a continuing basis if no such written termination notice is given by CLIENT within thirty (30) days of expiration. Receipt of such notice must be acknowledged by J D FACTORS. In the event of early termination, CLIENT shall pay to J D FACTORS a penalty of Two percent (2%) of the Maximum Purchase Limit defined in section 10 of the Security Agreement.

77. Trial By Judicial Reference: **THE PARTIES AGREE THAT ANY CIVIL ACTION OR PROCEEDING INVOLVING A DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT, SHALL BE TRIED SOLELY THROUGH A JUDICIAL REFERENCE AS PROVIDED IN CALIFORNIA CODE OF CIVIL PROCEDURE SECTIONS 638 THROUGH 645.1. THE PARTIES FURTHER AGREE TO THE APPOINTMENT OF JAMS AS THE REFEREE APPOINTED TO CONDUCT THE TRIAL AND SUCH OTHER RELATED PROCEEDINGS. THE PARTIES FURTHER AGREE THAT THE FILING OF ANY LAW AND MOTION HEARINGS OR THE INITIATION OF ANY HEARINGS TO OBTAIN ANY FORM OF A PREJUDGMENT REMEDY SHALL NOT OPERATE AS A WAIVER OF THE PARTIES RIGHT TO TRIAL SOLELY THROUGH A JUDICIAL REFERENCE. THE PARTIES ACKNOWLEDGE THAT THE JUDICIAL REFEREE WILL LIKELY CHARGE FEES AND COSTS OVER AND ABOVE THE FEES AND COSTS NORMALLY CHARGED BY A COURT. THE PARTIES HERETO AGREE TO INITIALLY EVENLY SPLIT THE FEES AND COSTS OF SUCH REFEREE BETWEEN THE PARTIES. NOTWITHSTANDING THE FOREGOING, THE PARTIES FURTHER ACKNOWLEDGE THAT THE REFEREE MAY DECIDE THAT ONE PARTY OR THE OTHER IS THE PREVAILING PARTY IN WHICH EVENT THE NON-PREVAILING PARTY WILL BE OBLIGATED TO REIMBURSE THE PREVAILING PARTY FOR ALL OF THE COSTS AND FEES PAID IN CONNECTION WITH THE HIRING OF THE REFEREE.**

Executed and accepted this 23RD **day of** JANUARY 2007**, at** Schaumburg Illinois
Month/Year City/State

Byers Food Company By [signature] Francis Manzo, III - President By [signature] Signature __________ Name and Title Sworn and subscribed before me this ________ day of ______, 20___ __________ NOTARY PUBLIC	CLIENT'S signatures witnessed by: By [signature: Michael Costello] Signature __________ Name and Title Accepted this 24th day of January, 20 07 at Wheaton, IL City and State **J D FACTORS, LLC** By [signature: Chip Wiley] Chip Wiley - Senior Vice President

Client's Initials

ADDENDUM #1

This addendum refers to that certain security agreement dated for purposes of reference January 17, 2007 between the undersigned Byers Food Company, hereinafter called "CLIENT" and J D FACTORS, LLC, its successors, assigns, affiliates, subsidiaries and related entities, hereinafter "J D FACTORS" and refers to the items below:

44. REBATES: As an inducement to CLIENT to sell only the accounts from which prompt payments can be expected directly from customer, J D FACTORS offers to return to CLIENT a rebate as a percentage of the discount charged. Such rebates will result in the net discounts listed below:

Fee Rebates are based on days outstanding and monthly volume. NET FEES AS FOLLOWS (%):

	Monthly Purchases	
Days Outstanding	**$10,000+**	**$0 - $9,999.99**
1 - 9,999	5.0%	10.0%

This addendum refers only to the above item(s) and does not change the purpose and intent of the security agreement which remains in full force and effect.

Executed and accepted this 23RD **day of** January 2007, **at** Schaumburg Illinois
Month/Year City/State

Byers Food Company	CLIENT'S signatures witnessed by
By [signature]	By [signature]
Francis Manzo, III - President	Signature
By [signature]	Name and Title
Signature	Accepted this 24th day of January, 2007
Name and Title	at Wheaton, IL
Sworn and subscribed before me this ______ day of ______, 20___	City and State
	J D FACTORS, LLC
NOTARY PUBLIC	By [signature]
	Chip Wiley - Senior Vice President

Certified Copy of Resolutions

"RESOLVED, that the agreement dated January 17, 2007 between Byers Food Company and J D Factors, LLC and all other agreements and documents connected therewith be, and the same hereby are, approved on the terms and conditions as set forth therein";

"RESOLVED, that any officer of this company be, and hereby is, authorized and directed to enter into said agreement and all other agreements and documents connected therewith and to execute the same for and on behalf of this company on the terms and conditions set forth therein";

"RESOLVED, that any officer of this company be, and he hereby is, authorized and directed to negotiate, agree upon, execute and deliver, from time to time, in the name of, and on the behalf of, this company, such agreements, amendments, and supplements to said agreement or any other agreement or document connected therewith, documents, instruments, certificates, notices and further assurances and to perform any and all such acts and things as may be required by J D Factors, LLC in connection with said agreement or any other agreement or document connected therewith, or may to him seem necessary or proper to implement and effect complete consummation of said agreement or any other agreement or document connected therewith in all respects and the purposes set forth in these resolutions";

"RESOLVED, that these resolutions shall remain in full force and effect until written notice of their amendment or repeal shall be received by J D Factors, LLC and until all indebtedness and obligations arising out of said agreement and all other agreements and documents connected therewith shall have been paid and satisfied in full"

The undersigned, Frank Manzo, as duly constituted Secretary of Byers Food Company does hereby certify that the foregoing is a true and correct copy of the resolutions duly adopted at a meeting of the Board of Directors of Byers Food Company, a(n) Illinois company, duly called, noticed and held on January 23rd 2007, at which meeting there was at all times present and acting a quorum of the members of said Board; that said resolutions are in full force and effect; and that the following is a true and correct list of the present officers of this corporation.

Francis P. Manzo III, President

________________, Vice President

Francis P. Manzo III, Secretary

________________, __________

________________, __________

[signature]

Signature of Corporate Secretary

Dated 1/23/07, ______

J D Factors

CONTINUING GUARANTY & WAIVER

Reference is made to the Security Agreement (herein "AGREEMENT") dated January 17, 2007 and entered Byers Food Company (herein "Company") and J D Factors, LLC (herein "J D FACTORS").

For valuable consideration and to induce J D FACTORS to enter into AGREEMENT, the undersigned agrees as follows:

1. GUARANTY OF OBLIGATIONS: The undersigned, jointly and severally, unconditionally guaranty to J D FACTORS full payment and prompt and faithful performance by the Company of all of its present and future indebtedness and obligations to J D FACTORS which may arise pursuant to AGREEMENT. The words "indebtedness" and "obligations" are used herein in their most comprehensive sense and include any and all advances, debts, obligations, and liabilities of the Company heretofore, whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined, and whether the Company may be liable individually or jointly with others, or whether recovery may be or hereafter become barred by any statute of limitations or otherwise become unenforceable. Said indebtedness and obligations guaranteed hereunder shall be collectively referred to herein as "Obligations".
2. RIGHTS ARE INDEPENDENT: The Obligations of the undersigned are independent of the obligations of the Company under AGREEMENT and separate action or actions may be brought and prosecuted by J D FACTORS against the undersigned whether or not an action is brought against the Company or whether the Company is joined in any such action or actions.
3. WAIVER OF DEFENSE: The undersigned waives any right to require J D FACTORS to proceed against the Company, the account-debtor or customer of the Company, or any other person, or proceed against or exhaust any security, or pursue any other remedy in J D FACTORS' power.
4. CONTINUING GUARANTY: It is the intention of the undersigned that this Agreement shall constitute a continuing guaranty of the Obligations of the Company under AGREEMENT and any addenda or modifications thereto.
5. DEFAULT: Any one or more of the following shall be a default hereunder:
(a) any default in payment or performance of any instrument, or of the Obligations hereby guaranteed; or (b) any warranty, representation, statement, or report made or delivered to J D FACTORS by or on behalf of the Company, or the undersigned, is incorrect, false, untrue or misleading when given in any material respect whatsoever; or (c) there shall occur the dissolution of the Company or the transfer, hypothecation or liquidation of all or substantially all of the Company's assets; or (d) the undersigned shall sell, transfer, convey or in any manner alienate its interest in the Company. In the event of any of the foregoing, the Obligations hereby guaranteed shall become, for the purpose of this Agreement, due and payable by the undersigned forthwith without demand or notice.
6. AUTHORITY OF OFFICERS: It is not necessary for J D FACTORS to inquire into the powers of the Company or the officers, directors, agents, acting or purporting to act in its behalf and any Obligations made or created in reliance upon the professed exercise of such powers shall be guaranteed hereunder.
7. PARTNERSHIP OR ASSOCIATION: When the Company is a partnership or other association, this Agreement is to extend to the person or persons for the time being and from time to time carrying on the business now conducted by the Company, notwithstanding any change or changes in the name, structure and/or membership of the Company.
8. FINANCIAL CONDITION OF COMPANY: The undersigned represent to J D FACTORS that they are now and will be completely familiar with the business, operation and overall economic condition of the Company and they hereby waive and relinquish any duty on the part of J D FACTORS to disclose any matter, fact, or thing relating to the business, operation or financial condition of the Company now known or hereafter known by J D FACTORS.
9. GUARANTOR'S DIRECT BENEFIT: The undersigned hereby represent and warrant that it is in undersigned's direct interest to assist the Company because of the undersigned's position(s) in and economic relation(s) with the Company.
10. ATTORNEY'S FEES: Whether or not suit be instituted, the undersigned agree to pay reasonable attorney's fees and all other costs and expenses incurred by J D FACTORS in enforcing this Agreement and in any action or proceedings arising out of or relating to this Agreement.
11. SUCCESSORS AND ASSIGNS: This Agreement shall bind the successors and assigns of the undersigned and shall inure to the benefit of J D FACTORS and its successors, assigns, affiliates, subsidiaries and related entities.
12. GOVERNING LAW: This Agreement shall be governed by, and construed in accordance with the laws of the State of California.
13. JURISDICTION/WAIVER OF JURY TRIAL: The undersigned as guarantors of the Company, hereby consents to the exclusive jurisdiction of the local, state or federal court located with the State of California. The undersigned, as guarantors of the Company, hereby unconditionally waives its right to a jury trial in any suit or proceeding arising or relating to this Agreement. **Agreed to:** C/F **initials.**
14. SEVERABILITY: In case any right of J D FACTORS herein shall be held to be invalid, illegal, or unenforceable, such invalidity, illegality and/or unenforceability, shall not affect any other right granted hereby.
15. JOINT AND SEVERAL: All of the obligations of the undersigned shall be joint and several.

Executed this 23RD day of January, 2007 at (City) Schaumburg, (State) Illinois

Signature: [signature]

Sworn and subscribed before me this 23RD day of January, 2007

Name (An Individual): Francis Manzo, III
Residential Address:
5402 Brittany
McHenry, IL 60050

[signature]
Notary Public

J D Factors

SIGNATURE AUTHORIZATION

To: J D Factors:

This will be your authority to accept the signature(s) which appear herein below, on all Schedules of Accounts and Assignment(s) of Accounts, or in any other connection having to do with the Agreement entered into between you and the undersigned.

Said authorized signatures are as follows:

	Signature	Print/Type Name	Title
1.		Francis P. Manzo	President
2.			
3.			
4.			
5.			
6.			

Sincerely,

X ______________________________
Francis Manzo, III - President

Date: 1-23-2007

J D Factors

METHOD OF FUNDING

J D Factors would like to take this opportunity to offer you several options for funding. They are as follows:

PLEASE CHECK ONE:

________	1)	Direct Wire of funds to Client's Bank Account. The charge for this service is **$17.50 per wire**. J D Factors will require a check, marked **VOID**, from the appropriate account.
✓	2)	ACH Transfer of funds to Client's Bank Account. The charge for this service is **$5.00 per transfer**. J D Factors will require a check, marked **VOID**, from the appropriate account. Funds will be available to Client the following business day after the ACH is transmitted.
________	3)	Check sent to your address via Federal Express. The charge is **$30.00 per FEDEX envelope**. There will be additional charges if you require Saturday Delivery or if you are to receive additional documents along with your check, which cause the weight of the package to exceed 1/2 pound.
IF INSTRUCTED	4)	Regular U. S. Mail delivery to your address at **no charge**.

Please provide an e-mail address: FRANKM @ MC. NET

After the initial funding, all invoices submitted are processed and funded within 24 hours of receipt (pending completion of all required debtor verification). **J D Factors does offer the option of "same day" processing of your invoices for an additional fee of $100.00.** This fee is in addition to the fee that applies to the funding option selected above and is subject to the same debtor verification requirements as the standard "next day" funding option.

Client must submit original invoices with back up documents and one set of legible copies of all invoices with back up documents with each schedule. If copies of invoices are not submitted by the client, **J D Factors will make copies for an additional fee of $1.00 per page**.

Charges for the above will be deducted from each appropriate Schedule of Accounts. Please indicate your choice above, sign below, and return to J D Factors.

Byers Food Company

X [signature] Date: 1-23-2007

Francis Manzo, III / President

J D Factors

CREDIT APPROVAL REQUEST

DATE: ______________

FROM: ~~Sample Request~~, ______________________
(___) ____-______ FAX (___) ____-______

TO: __________________________, J D FACTORS
(800)870-0091 FAX: (630)690-5901

Please check credit on the following customer:

Customer Name: ______________________________________

Billing Address: ______________________________________

____

Telephone: (___) ____-______ **CREDIT LIMIT DESIRED: $**__________

****

For J D Factors use only

CREDIT INVESTIGATION RESULTS

Check one:

_____ CREDIT LIMIT APPROVED: $_______________

_____ RECOURSE LIMIT APPROVED: $_______________

_____ INSUFFICIENT CREDIT, please submit credit references

_____ CREDIT DECLINED

COMMENTS:

____

____

This response to your credit approval request is valid for thirty (30) days from the date below, unless withdrawn by J D Factors in writing. If you do not factor this debtor within that time, please check with your Account Executive to confirm that the credit evaluation is still valid. As always, the ability for J D Factors to purchase invoices due from this debtor depend upon satisfactory documentation and verification of specific invoices, in addition to credit approval.

Please call your Account Executive if you have any questions regarding this credit evaluation.

Please attach this credit approval to the first invoice factored for this customer.

Thank you for taking advantage of the credit evaluation services of J D Factors. We appreciate your business.

______________________________ DATE: __________________

Account Executive

EXHIBIT NO. 6 - STANDARD FOOD BROKER REPRESENTATION AGREEMENT

BROKER CONTRACT

THIS AGREEMENT shall become effective this ______day of ________________, **20**____ between **Byers Food Company ("BYERS")** and ____________________________________ ("**BROKER**") whose principal office is located at ____________________________________ ____.

APPOINTMENT: BYERS appoints BROKER as its sales representative for products, in the geographical area, and on the terms and conditions which follow:

This agreement covers the retail and wholesale accounts in such areas where the BROKER may have offices and elects to represent BYERS in those markets.

PRODUCTS: Products covered by this appointment are: Byers entire product line, excluding any items where a conflict-of-interest exists with regards to existing customer relationships held by the BROKER with other manufacturers.

COMMISSIONS: For the performance of headquarter or retail services, BROKER will receive Commissions at the percentage rates specified below," which rates will be calculated on the net delivered prices (less any allowances, free goods or discounts) to purchasers for products ("COMMISSIONS"). COMMISSIONS shall be paid only for products delivered to, accepted and paid for by the purchaser. Any returns will be deducted from BROKER COMMISSIONS at an amount equal to COMMISSIONS paid on such products. COMMISSIONS will be paid by the 15th of the month following the month in which the customer pays their invoice. A statement showing the date of invoice, customer name, invoice number, gross amount, and date paid and amount paid will accompany the check.

COMMISSIONS - 5% (Five Percent)

HEADQUARTER / RETAIL SERVICES: The COMMISSION structure shall be based on BROKER's performance of headquarters and retail services as stated in Attachment "A". Headquarter services are defined as the sale of products to direct buying customers. Retail services are defined as those services performed at the point of retail distribution where the product is made available for consumer sales. From time to time, BYERS will issue guidelines relating to the performance of these services and all such guidelines shall become a part of this Agreement upon publication.

BROKER in whose territory a purchaser's buying office is located shall have sole and exclusive rights to solicit orders for BYERS products unless otherwise provided by BYERS in writing. A BROKER in whose territory a shipping address is located shall have the first option to provide retail services, unless other mutually agreed upon by BYERS and BROKER in writing.

NON-COMMISSIONABLE ACCOUNTS: BYERS reserves the right to exclude certain other purchasers, such as national accounts, which are designated at non-commissionable accounts.

MODIFICATION: Upon thirty (30) days advance written notice to BROKER, BYERS may modify the products covered by this Agreement, revise the COMMISSION structure or its rates or alter the territory or class of trade assigned to the BROKER.

COMPLIANCE WITH LAWS: BROKER shall comply with all applicable legal requirements including the Federal Trade Commission Guides for Advertising and Other Merchandising Payments and Services. As to the Guides, BROKER shall: notify purchasers by appropriate methods of all relevant details of promotional programs offered by BYERS so that purchasers can make informed judgments whether to participate in such programs; take reasonable precautions to see that services for which allowances may be paid are actually furnished by purchasers and that there is no overpayment for such service; implement the program so that all competing customers may participate on a proportionally equal basis; and certify in writing at reasonable intervals that customers have been and are treated in conformity with the Guides.

LENGTH OF AGREEMENT: This Agreement shall become effective upon the above date and shall continue in effect until terminated by either BYERS or BROKER. This Agreement may be terminated by either party on thirty (30) days notice to the other. Any such notice shall be in writing and shall be deemed to have been given if delivered personally or sent by mail, postage prepaid, to the above address. Such termination shall be without liability or obligation for loss or damages suffered by either party because of such termination. This Agreement may not be assigned by either party except that BYERS may assign it to an affiliate, subsidiary or successor company.

ENTIRE AGREEMENT: This Agreement together with Attachments, materials delivered to BROKER, and all published policies and procedures of BYERS shall constitute the entire Agreement of the parties. This Agreement shall not be modified in whole or in part except by a written document signed by both parties.

______________________________ **(BROKER)**

____

By: ______________________________
Title: ______________________________

Byers Food Company, Inc.

____

By: Francis P. Manzo
Title: President

EXHIBIT NO. 7 - SUBSCRIPTION AGREEMENT

AVENTURA EQUITIES, INC.

P. O. Box 55
Mc Henry, IL 60051-0055
(815) 575-4815

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ____________ common shares of Aventura Equities, Inc., without par value, at a purchase price **of $0.15 (fifteen cents) per share** (aggregate purchase price: $__________________).

Made as of this __________ day of ________________, 20___ by and between Aventura Equities, Inc., a Florida Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to 10,000,000 shares of its common stock (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete, execute and deliver two copies of this Agreement to the Company, at **P.O. Box 55, McHenry, Illinois 60051-0055, Attention: Francis Manzo**, President, payable by check to the order of **Aventura Equities, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **President, Aventura Equities, P.O. Box 55, McHenry, Illinois 60051-0055**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the States of Florida and/or Illinois, and for all purposes shall be governed by and construed in accordance with the laws of those States, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A of the Securities and Exchange Commission, and applicable state securities laws. The Shares are being offered to residents of the States of California, Florida, Illinois, Nevada, New York, Ohio and Texas.

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

AVENTURA EQUITIES, INC,

By: ____
President

PURCHASER:

____
Signature of Purchaser

____
Name of Purchaser

Address: ________________________________

____

Purchaser's State of Residence ____________________

Social Security or Tax ID # ______________________

Telephone Number (______) _______-____________

EXHIBIT NO. 8 - ATTORNEY'S OPINION

LEWIS & LEWIS

ATTORNEYS AT LAW

33 West Higgins Road, Suite 3060
South Barrington, IL. 60010

Office (847) 428-0686
FAX (847) 428-0644

August 10, 2009

Aventura Equities, Inc.
C/o Francis P. Manzo III
5402 Brittany, McHenry IL. 60050

Dear Mr. Manzo,

We acted as special counsel for Aventura Equities, Inc. (the "Company"), in connection with the offering and sale by the Company of a maximum of 10,000,000 of common shares, with out par value, pursuant to that certain Offering State of the Company dated July 31, 2009 (the "Offering Statement")

We have examined such documents, records and matters of law, as we have deemed necessary for the purpose of this opinion.

Based upon the forgoing, we are of the opinion that the shares of the Company contemplated by the Offering Statement will, upon payment for and delivery thereof, be non-assessable, duly authorized and validly issued.

We are licensed to practice law in the State of Illinois and do not purport to be experts in the laws of any other jurisdiction. Accordingly, the opinions here are expressed and limited to the laws of the State of Illinois in effect on the date hereof. No opinion is expressed herein with respect to any federal or state securities or Blue Sky laws. This opinion may not be assigned, quoted or otherwise used, except as provided herein, without our specific prior written consent. Notwithstanding the foregoing, we consent to the filing of the opinion by the Company with the Securities and Exchange Commission in connection with the Offering Statement.

Lewis & Lewis,

By:
Thadd J. Lewis